SILVER WHEATON CORP.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2014

March 31, 2015

Suite 3150, 666 Burrard Street
Vancouver, B.C. V6C 2X8

SILVER WHEATON CORP.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2014

Silver Wheaton is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

            This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  projected increases to Silver Wheaton’s (as defined herein) production and cash flow profile;
  the expansion and exploration potential at the Salobo mine;
  projected changes to Silver Wheaton’s production mix;
  anticipated increases in total throughput at the Salobo mine;
  the estimated future production;
  the future price of commodities;
  the estimation of mineral reserves and mineral resources;
  the realization of mineral reserve estimates;
  the timing and amount of estimated future production (including 2015 and 2019 attributable annual production);
  the costs of future production;
  reserve determination;
  estimated reserve conversion rates; and
  any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.

            Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

            Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  fluctuations in the price of commodities;
  the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the ”Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
  risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect;
  the introduction of new tax laws and regulations or accounting policies and rules;
  credit and liquidity risks;
  hedging risk;
  competition in the mining industry;
  risks related to Silver Wheaton’s acquisition strategy;
  risks related to the market price of the common shares of Silver Wheaton (the “Common Shares”);
  risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies;

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [1]

  risks related to the declaration, timing and payment of dividends;
  the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
  risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
  risks relating to unknown defects and impairments;
  risks related to the adequacy of internal control over financial reporting;
  risks related to governmental regulations, including environmental regulations;
  risks related to international operations of Silver Wheaton and the Mining Operations;
  risks relating to exploration, development and operations at the Mining Operations;
  the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits;
  the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
  lack of suitable infrastructure and employees to support the Mining Operations;
  uncertainty in the accuracy of mineral reserves and mineral resources estimates;
  risks relating to production estimates from Mining Operations;
  inability to replace and expand mineral reserves;
  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
  commodity price fluctuations;
  the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
  the ability of Mining Operations to complete permitting, construction, development and expansion;
  challenges related to global financial conditions;
  risks related to future sales or issuance of equity securities;
  other risks disclosed under the heading “Risk Factors” in this annual information form.

            Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

  the continued operation of the Mining Operations;
  no material adverse change in the market price of commodities;
  that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
  the continuing ability to fund or obtain funding for outstanding commitments;
  the ability to source and obtain accretive precious metal stream interests;
  expectations regarding the resolution of legal and tax matters;
  that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency (the “CRA”);
  the estimate of the carrying value of the precious metal purchase agreements (as defined herein); and
  other assumptions and factors as set out herein.

            Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included and incorporated by reference in this prospectus are for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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Currency Presentation and Exchange Rate Information

            This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.

            The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2014, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2014	2013	2012

High	C$1.1643	C$1.0706	C$1.0418
Low	1.0614	0.9832	0.9710
Closing	1.1601	1.0623	0.9949

            On March 27, 2015, the noon spot rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$ 1.2580.

Silver Prices

            The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2014, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	Year ended December 31
	2014*	2013	2012

High	$22.05	$32.23	$37.23
Low	15.28	18.61	26.67
Average	19.09	23.79	31.15
Closing	15.79	19.50	29.95
* During 2014, the calculation of silver prices was transitioned to an electronic, auction-based benchmark.

            On March 27, 2015, the LBMA Silver Price in United States dollars per troy ounce, as published by the LBMA, was $17.14.

Gold Prices

            The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2014, as quoted by the LBMA, were as follows:

	Year ended December 31
	2014	2013	2012

High	$1,385.00	$1,693.75	$1791.75
Low	1,142.00	1,192.00	1,540.00
Average	1,266.40	1,411.23	1,668.98
Closing	1,206.00	1,204.50	1,657.50
* During March 2015, the calculation of gold prices was transitioned to an electronic, auction-based benchmark.

            On March 27, 2015, the LBMA Gold Price PM in United States dollars per troy ounce, as published by the LBMA, was $1,195.75.

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CORPORATE STRUCTURE

            Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) was continued under the Business Corporations Act (Ontario) (the “Act”).

            The Company’s head office is located at Suite 3150, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

            The Company’s active subsidiaries are Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) and Wheaton Precious Metals (Cayman) Co. (“Wheaton Precious Metals”), each of which is wholly-owned by the Company and is governed by the laws of the Cayman Islands and Silver Wheaton Luxembourg S.a.r.l. (“Silver Wheaton Luxembourg”) which is wholly-owned by Silver Wheaton Caymans and is governed by the laws of Luxembourg. As of December 31, 2012, Silverstone Resources (Barbados) Corp. was liquidated into Silver Wheaton Caymans. As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Company” means Silver Wheaton Corp., Silver Wheaton Caymans, Silver Wheaton Luxembourg and Wheaton Precious Metals.

SILVER WHEATON AND ITS PRINCIPAL SUBSIDIARIES

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Vale Transaction

Salobo Mine

            On February 28, 2013, Silver Wheaton Caymans entered into an agreement (the “Salobo Purchase Agreement”) to acquire from Vale Switzerland SA (“Vale Switzerland”), a subsidiary of Vale S.A. (“Vale”), an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine (the “Salobo mine”), located in Brazil. Silver Wheaton Caymans made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of gold delivered.

            On March 2, 2015, Silver Wheaton Caymans agreed to amend the Salobo Purchase Agreement with Vale Switzerland (the “Amended Salobo Purchase Agreement”) to acquire from Vale Switzerland an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. With this amendment, Silver Wheaton Caymans will increase the gold stream from 25% to 50% of the life of mine gold production from the Salobo mine. Under the Amended Salobo Purchase Agreement, Silver Wheaton Caymans paid Vale cash consideration of $900 million on March 24, 2015 for the increased gold stream (the “Upfront Deposit”). In addition, Silver Wheaton Caymans is required to make ongoing payments of the lesser of $400 per ounce of gold plus an inflationary adjustment of 1% commencing as of January 1, 2017 for the full 50% of gold production or the prevailing market price per ounce of gold delivered. The additional 25% life of mine production that is processed from and after January 1, 2015 will accrue retroactively to Silver Wheaton Caymans. The terms of the existing gold stream on the Salobo mine were modified so that the annual inflation adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

            As reported by Vale, Vale is in the process of ramping up mill throughput at the Salobo mine from 12 million tonnes per annum (“Mtpa”) to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the Amended Salobo Purchase Agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton Caymans continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, Silver Wheaton Caymans will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036.

            The addition of the Amended Salobo Purchase Agreement further diversifies Silver Wheaton’s production mix. Management estimates that over the next five years, gold, as a percentage of forecasted production, is expected to grow to over 40%.

            See “Further Disclosure Regarding Mineral Projects on Material Properties – Salobo Mine, Brazil” for details regarding the Salobo mine.

Sudbury Mine

            On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years. Silver Wheaton made a total upfront cash payment in March, 2013 of $570 million plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years. In addition, Silver Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered.

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New Credit Facilities

            On February 28, 2013, the Company entered into two new credit facilities, comprised of (i) a $1.0 billion revolving credit facility having a five year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a one year term (the “Bridge Facility”). The Revolving Facility and Bridge Facility replaced the pre-existing $400 million revolver loan and the $200 million non-revolving term loan, with the latter being repaid in full on February 22, 2013.

            On May 28, 2013, the Company entered into a $1 billion non-revolving term loan (“NRT Loan”) with a three-year term, extendable by one year with the unanimous consent of lenders. On March 31, 2014, the term of the NRT Loan was extended by one year to May 28, 2017. The $1 billion proceeds from the NRT Loan were used to repay the remaining balance of $560 million under the Company’s $1.5 billion Bridge Facility and $440 million outstanding under the Company’s Revolving Facility. The Bridge Facility was terminated following the repayment of the outstanding balance.

            The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. The Revolving Facility was fully undrawn as of December 31, 2014.

            Effective February 27, 2015, the Company amended and restated the Revolving Facility (the “Amended Revolving Facility”). The Company increased the available credit from $1.0 billion to $2.0 billion and extended the term by two years, with the facility now maturing on February 27, 2020. In addition, certain covenants were amended in order to replace the minimum total net worth and maximum net debt to EBITDA covenants with minimum net debt to total net worth and minimum interest coverage tests. The interest rate applicable to any drawings under the Amended Revolving Facility remains unchanged. The Company used proceeds drawn from this Amended Revolving Facility, together with cash on hand, to repay $1 billion of debt previously outstanding under the NRT Loan and terminated the NRT Loan. Effective February 27, 2015, the Company had $685 million drawn under the Amended Revolving Facility.

Bought Deal Offering

            On March 2, 2015, the Company announced that, in connection with the Amended Salobo Purchase Agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they have agreed to purchase, on a bought deal basis, 38,930,000 Common Shares at a price of $20.55 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately $800 million. Silver Wheaton also agreed to grant to the underwriters an option to purchase up to an additional 5,839,500 Common Shares at a price of $20.55 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering (the “Over Allotment Option”). On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses). The underwriters have until April 16, 2015 to exercise the Over Allotment Option. In the event that the option was exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton would be approximately $920 million.

Hudbay Transaction

777 Mine

            On August 8, 2012, the Company entered into an agreement (the “777 Mine Purchase Agreement”) with Hudbay Minerals Inc. (“Hudbay”) to acquire 100% of the life of mine silver and gold production from its currently producing 777 mine (the “777 mine”), located in Canada. Silver Wheaton’s share of gold production at the 777 mine will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project in Perú (the “Constancia project”), after which it will be reduced to 50% for the remainder of the mine life. Silver Wheaton made an upfront cash payment of $455.1 million in September, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year and subject to being increased to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term) or the prevailing market price per ounce of silver and gold delivered. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement or similar transaction related to the production of silver or gold from the 777 mine.

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Constancia Project (including Pampacancha)

            On August 8, 2012, Silver Wheaton Caymans entered into an agreement with Hudbay to acquire 100% of the life of mine silver production from the Constancia project. On November 4, 2013, Silver Wheaton Caymans amended its agreement with Hudbay to include the acquisition of an amount equal to 50% of the life of mine gold production from the Constancia project. Under the amended agreement, Silver Wheaton Caymans had paid Hudbay total cash consideration of $169.9 million, as at December 31, 2013.

            In addition, at the end of the first quarter of 2014, as a result of capital expenditures at the Constancia project reaching $1 billion, a $125 million payment was made. On September 10, 2014, Silver Wheaton Caymans further amended its agreement with Hudbay and as a result of capital expenditures meeting the $1.35 billion requirement, on September 26, 2014 Silver Wheaton Caymans paid $135 million to Hudbay by delivery of 6,112,282 Common Shares, at an average issuance price of $22.09 per share. As at December 31, 2014, Silver Wheaton Caymans had paid Hudbay total cash consideration of $429.9 million.

            Silver Wheaton Caymans will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.

            The silver and gold production at the Constancia project are subject to the same completion test. The completion test requires Hudbay to complete the Constancia project processing plant to at least 90% of expected throughput and silver recovery by December 31, 2016. If Hudbay fails to satisfy the requirements of the completion test, Silver Wheaton Caymans would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton Caymans would be entitled to a proportionate return of the upfront cash consideration relating to the Constancia project. In addition, Silver Wheaton Caymans would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit (the “Pampacancha Deposit”) beyond the end of 2018. Hudbay has granted Silver Wheaton Caymans a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from the Constancia project.

            Recovery rates for gold under the amended agreement have been fixed given the early nature of the metallurgical test work on gold recoveries from the Pampacancha Deposit. Recoveries will be set at 55% for the Constancia project deposit and 70% for the Pampacancha Deposit until Silver Wheaton Caymans receives 265,000 payable ounces, after which actual recoveries will be applied.

            According to Hudbay’s 2014 annual MD&A, physical construction of Constancia was essentially completed and copper concentrate production began as expected during the fourth quarter of 2014. Commercial production remains on track for the second quarter of 2015 and the mine is expected to achieve full capacity in the second half of the year. Commissioning is ongoing and copper concentrate produced to date has met specifications. Trucking to the port commenced in early January and the first sale of concentrate is expected later in the first quarter of 2015.

            Initial mining of softer supergene ore from the main Constancia pit is expected to result in the concentrator processing ore at average grades 30% above reserve grade in the first five years of the projected 22 year mine life. There are currently approximately 800,000 tonnes of ore on the run-of-mine pad and an additional 1.8 million tonnes of broken ore in the Constancia pit, representing approximately one month of expected throughput in the plant at design capacity. Mining and civil earthworks productivity has been at or above expectations.

Early Deposit Gold Interest – Sandspring Transaction

            On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. (“Sandspring”) an amount of gold equal to 10% of the gold production from its Toroparu project (the “Toroparu project”) located in the Republic of Guyana, South America. The Company will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine. In addition, the Company will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year or satisfaction of the completion test) or the prevailing market price per ounce of gold delivered. Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to the Company by such date, where the Company may elect not to proceed with the precious metal purchase agreement, at which time the Company will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

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Royalty Agreement – Chesapeake Gold Transaction

            On August 7, 2014, the Company, through its wholly owned subsidiary Wheaton Precious Metals purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

Long-Term Investments

            At December 31, 2014, the Company held long-term investments with a market value of approximately $32.8 million.

Bear Creek Mining Corporation

            At December 31, 2014, Silver Wheaton owned approximately 13.3 million common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”), representing approximately 14% of the outstanding shares of Bear Creek. At December 31, 2014, the fair value of the Company’s investment in Bear Creek was approximately $16.2 million.

Revett Minerals Inc.

            At December 31, 2014, Silver Wheaton owned approximately 5.3 million common shares of Revett Minerals Inc. (TSX: RVM) (“Revett”), representing approximately 14% of the outstanding shares of Revett. At December 31, 2014, the fair value of the Company’s investment in Revett was approximately $3.9 million.

Other

            At December 31, 2014, Silver Wheaton owned common shares and common share purchase warrants of several other publicly traded mineral exploration, development and mining companies. At December 31, 2014, the fair value of such other long-term investments was approximately $12.8 million. As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton’s overall financial position, these investments are not separately identified in this annual information form.

DESCRIPTION OF THE BUSINESS

            Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver and gold. The Company is listed on the New York Stock Exchange (“NYSE”) (symbol: SLW) and the TSX (symbol: SLW).

            To date, the Company has entered into 18 long-term purchase agreements and one (1) early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 27 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale. Attributable silver and gold as referred to in this annual information form is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.

            The Company is actively pursuing future growth opportunities, primarily by way of entering into long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed.

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Principal Product

            The Company’s principal product is silver that it has agreed to purchase pursuant to precious metal purchase agreements. The Company also acquires gold that it has agreed to purchase pursuant to precious metal purchase agreements. The following table summarizes the silver and gold interests currently owned by the Company (collectively, the “Mining Operations”). Note that statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration ¹	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
				Silver	Gold
San Dimas	Primero	Mexico	$ 189,799	100% ²	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% ³	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% [4]	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 2,230,000 [5]	0%	50%	Life of Mine	28-Feb-13
Sudbury			$ 623,572 [6]
Coleman	Vale	Canada		0%	70%	20 years	28-Feb-13
Copper Cliff	Vale	Canada		0%	70%	20 years	28-Feb-13
Garson	Vale	Canada		0%	70%	20 years	28-Feb-13
Stobie	Vale	Canada		0%	70%	20 years	28-Feb-13
Creighton	Vale	Canada		0%	70%	20 years	28-Feb-13
Totten	Vale	Canada		0%	70%	20 years	28-Feb-13
Victor	Vale	Canada		0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	0%	8.5 years [7]	8-Sep-09
Veladero	Barrick	Argentina		100% [8]	0%	8.5 years	8-Sep-09
Other
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold [9]	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% ¹[0]	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% ¹¹	0%	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$ 230,000 ¹²	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 ¹³	12.5%	0%	Life of Mine	n/a [14]
Constancia	Hudbay	Peru	$ 429,900	100%	50% ¹[5]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 148,500 ¹[6]	0%	10% ¹[6]	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)

Until August 6, 2014, Primero (defined below) delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas mines (defined below) and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp (defined below). Beginning August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas mines and 50% of any excess.

3)

To a maximum of 4.75 million ounces per annum. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)

Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from 777 mine will be reduced to 50% for the life of the mine.

5)

Does not include the contingent payment related to the Salobo mine expansion. Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 Mtpa from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
7)	As per Barrick’s (defined below) public disclosure, closure activities were initiated at Pierina as of August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)

As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine while retaining the right to silver contained in zinc concentrate.

12)

The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

13)

Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American (defined below) receiving all necessary permits to proceed with the mine construction.

14)	Definitive terms of the agreement to be finalized.
15)	Gold recoveries will be set at 55% for the Constancia project and 70% for the Pampacancha Deposit until 265,000 ounces of gold have been delivered to the Company.
16)

Comprised of $13.5 million paid to date in addition to $135 million to be payable on an installment basis to partially fund construction of the mine. During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of $11.5 million of the early deposit (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [9]

            Further details regarding the purchase agreements entered into by the Company in respect of these silver and gold interests can be found under the heading “General Development of the Business – Three Year History” above, except for the following interests which were entered into prior to the past three years:

San Dimas Transaction

            On October 15, 2004, the Company entered into a silver purchase agreement (the “San Dimas Silver Purchase Agreement”) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas mine (the “San Dimas mine”) and Los Filos mine (the “Los Filos mine”).

            On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. In addition, a per ounce cash payment of the lesser of $4.04 per ounce of silver (subject to an annual inflationary adjustment) or the prevailing market price is due, for silver delivered under the agreement. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

            According to Primero’s 2014 annual management’s discussion and analysis (“Primero's MD&A”), mined grades at its San Dimas mine are expected to increase in 2015 as Primero begins to access the higher-grade ore of the Victoria vein and moves toward mining at its current gold reserve grade of 5.5 grams per tonne. Primero has indicated that it has completed phase one of the expansion of San Dimas mill to 2,500 tonnes per day during the first quarter of 2014 and in August 2014, announced the decision to proceed with the expansion to 3,000 tonnes per day. The expansion is expected to be completed by mid-2016.

            See “Further Disclosure Regarding Mineral Projects on Material Properties – San Dimas mine, Mexico” for details regarding the San Dimas mine.

Los Filos Transaction

            Silver Wheaton has an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per annum until August 6, 2014 as noted under “San Dimas Transaction” above.

Zinkgruvan Mine

            On December 8, 2004, Silver Wheaton Caymans entered into an agreement with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan AB”) to acquire 100% of the payable silver produced by Lundin’s Zinkgruvan mining operations (the “Zinkgruvan mine”) in Sweden for the life of mine for the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) and the then prevailing market price per ounce of silver. Upfront consideration payable to Zinkgruvan AB was approximately $77.9 million.

Yauliyacu Mine

            On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase agreement with Glencore International AG (“Glencore”) and Anani Investments Ltd. to acquire an amount equal to 100% of the payable silver produced from Glencore’s Yauliyacu mining operations (the “Yauliyacu mine”) in Perú, up to a maximum of 4.75 million ounces per year, for a period of 20 years commencing in March of 2006, for $3.90 per ounce of silver (subject to an annual inflationary adjustment). In the event that silver sold and delivered to Silver Wheaton Caymans in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton Caymans in subsequent years will be increased to make up the cumulative shortfall, to the extent production permits. During the term of the contract, Silver Wheaton Caymans has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [10]

            See “Further Disclosure Regarding Mineral Projects on Material Properties – Yauliyacu Mine, Perú” for details regarding the Yauliyacu mine.

Peñasquito Mine

            On July 24, 2007, Silver Wheaton Luxembourg entered into a silver purchase agreement (the “Peñasquito Silver Purchase Agreement”) with Goldcorp and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Luxembourg agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito mine located in Mexico (the “Peñasquito mine”) over its entire mine life, for upfront consideration of $485 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment three years after commercial production commences) and the then prevailing market price per ounce of silver. Silver Wheaton Luxembourg and Silver Wheaton Caymans entered into a back to back silver purchase agreement in respect of the Peñasquito mine.

            As disclosed in Goldcorp’s 2014 annual management’s discussion and analysis (“Goldcorp’s MD&A”), permitting delays experienced in the first quarter of 2014 due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority deferred start-up of construction of the Northern Well Field (“NWF”) project at the Peñasquito mine to mid-year 2014. Following receipt of initial permits and finalizing the remaining construction contracts, construction on the NWF project ramped up to full activity levels in the fourth quarter of 2014, with completion anticipated around mid-year 2015. Activities to address the additional regulatory requirements related to the interconnection to the existing well field continue as planned. Contingency plans remain in place for fresh water supply to the Peñasquito mine until the NWF is operational.

            Goldcorp has also reported that during 2014, the Peñasquito mine progressed with pre-feasibility studies on two projects: to assess the potential for producing saleable copper concentrate at the Peñasquito mine, the Concentrate Enrichment Project (“CEP”), and to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings (“Pyrite Leach”). Goldcorp has reported that successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and life of mine duration, through the addition of another saleable product with the CEP, and increasing gold and silver recoveries from Pyrite Leach.

            Goldcorp’s 2014 annual information form discloses that a US Patent for the CEP was filed during the first quarter of 2014 and that the pre-feasibility studies were essentially complete at the end of 2014 and Goldcorp expects the projects to be integrated as they enter the feasibility study phase which Goldcorp anticipates by the end of the first quarter of 2015. Goldcorp expects the feasibility study to be complete in early 2016.

            Goldcorp’s MD&A reported that the 2014 drilling program ended with a total of 23,058 metres drilled, with 1,185 metres drilled during the fourth quarter of 2014. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body and is focused on a 200 metre spaced in-fill program. Goldcorp reported that exploration activities during 2014 focused on the in-fill of the vertical and horizontal size and extension of the skarn deposit where intersections show continuity of a significant sized body of copper and gold.

            As disclosed in Goldcorp’s 2014 annual information form, in 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land within the confines of the proposed Peñasquito mine site. These lands now include 60% of the mine pit area, the waste rock facility and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million Mexican pesos. Constitutional claims were filed in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas filed its own constitutional claim against the agrarian court’s ruling. Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. The assurance measure granted Minera Peñasquito sole custody of the disputed lands. Goldcorp filed with the office of the SEDATU documentation to expropriate the disputed lands. As further disclosed in Barrick’s 2014 annual information form, settlement discussions facilitated by the Mexican federal government commenced in June 2014 and in March 2015 a definitive settlement agreement was reached fully resolving the dispute and concurrently, Minera Penasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement for the 600 hectares. Goldcorp has confirmed that both the settlement agreement and new surface land use agreement have been ratified by the agrarian court.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [11]

            See “Further Disclosure Regarding Mineral Projects on Material Properties - Peñasquito Mine, Mexico” for details regarding the Peñasquito mine.

Stratoni Mine

            On April 23, 2007, Silver Wheaton Caymans entered into a silver purchase agreement with European Goldfields Limited (“European Goldfields”), which was acquired by Eldorado Gold Corporation on February 24, 2012, and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the payable silver produced by Hellas Gold from the Stratoni mine (the “Stratoni mine”) located in Greece over its entire mine life, for an upfront cash payment of $57.5 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment after April 23, 2010) and the then prevailing market price per ounce of silver. During the term of the contract, Silver Wheaton Caymans has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields.

Keno Hill Mines

            On October 2, 2008, the Company entered into a silver purchase agreement with Alexco Resource Corp. (“Alexco”) and Elsa Reclamation & Development Company Ltd. and Alexco Keno Hill Mining Corp. (formerly called Alexco Resource Canada Corp.), each of which are wholly-owned subsidiaries of Alexco, pursuant to which the Company agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced from the Keno Hill district, including the currently producing Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill mines”), over its entire mine-life, for the lesser of $3.90 (subject to an annual inflationary adjustment beginning in year four after the achievement of specific operating targets) and the then prevailing market price per ounce of delivered silver. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates.

            On June 6, 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometre radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, and Silver Wheaton buying $5 million of Alexco shares if Alexco completed an offering of $10 million or more before December 31, 2014 to fund the payment to Silver Wheaton.

Campo Morado Mine

            On May 13, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Nyrstar Mining Ltd. (formerly called Farallon Mining Ltd. and prior to that Farallon Resources Ltd.) (“Nyrstar”) and Nyrstar Resources (Barbados) Ltd. (formerly called Farallon Resources (Barbados) Ltd.), which are subsidiaries of Nyrstar NV as a result of Nyrstar NV’s acquisition of Farallon Mining Ltd. (as it was then named) in January 2011. Under the terms of the silver purchase agreement, Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $80 million in order to acquire 75% of payable silver produced by the Campo Morado property in Mexico (the “Campo Morado mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning in year four after production commences) and the then prevailing market price per ounce of delivered silver. The upfront payment was made on a drawdown basis to fund ongoing capital expenditures at the Campo Morado mine.

            As per Nyrstar's third quarter 2014 MD&A, there has been a continuing reduction of ore grades at Campo Morado as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9. On December 31, 2014, Silver Wheaton Caymans reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015. As part of this agreement, Silver Wheaton will be entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and will be granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally. The $25 million payment was received by Silver Wheaton Caymans on January 30, 2015.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [12]

            As at December 31, 2014, the Company has received approximately 4.5 million ounces of silver related to the Campo Morado mine under the agreement, generating cumulative operating cash flows of approximately $95.3 million in addition to the termination payment of $25 million, as compared to an original upfront cash payment of $79.3 million.

Mineral Park Mine

            On March 17, 2008, Silver Wheaton Caymans entered into a silver purchase agreement with Mercator Minerals Ltd. (“Mercator”) and Mercator Minerals (Barbados) Ltd., a wholly-owned subsidiary of Mercator, pursuant to which Silver Wheaton Caymans agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $42 million in order to acquire 100% of the payable silver produced by the Mineral Park mine in the United States (the “Mineral Park mine”), over its entire mine-life, for the lesser of $3.90 (subject to an annual adjustment beginning three years after a minimum production level has been met) and the then prevailing market price per ounce of delivered silver. Pursuant to an amendment to the silver purchase agreement, Mercator exercised its option to defer delivery of 50% of the required silver deliveries for one year starting July 1, 2013. All deferred silver will be delivered in equal installments over 18 months after the one year deferral period. Mercator will compensate Silver Wheaton Caymans for any shortfall arising from a decrease in the silver spot price between the time of the original delivery date and the date of actual delivery, including a 12% annualized interest rate. The amendment also grants Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project. On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. to combine and create a new copper focused metals company. Mercator has indicated that it is anticipated that the plan of arrangement transaction will complete in the second quarter of 2014.

           On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention (“NOI”) under the Canadian Bankruptcy and Insolvency Act (“BIA”), with the NOI being the first stage of a restructuring process under the BIA. On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy. In addition, on August 26, 2014, four of Mercator’s subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States.

            On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. As of December 31, 2014, Silver Wheaton had not received any payments under the settlement agreement. The amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the Canadian bankruptcy proceedings are uncertain.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [13]

Pascua-Lama Project

            On September 8, 2009, the Company entered into a silver purchase agreement (the “Pascua-Lama Silver Purchase Agreement”) with Barrick Gold Corporation (“Barrick”) pursuant to which the Company agreed to purchase an amount of silver equivalent to 25% of the life of mine silver production from Barrick’s Pascua-Lama project (the “Pascua-Lama project”) located on the border of Chile and Argentina, as well as an amount of silver equivalent to 100% of the silver production from its Lagunas Norte mine (the “Lagunas Norte mine”) and Pierina mine (the “Pierina mine”), which are both located in Perú, and its Veladero mine (the “Veladero mine”) (Silver Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at the Veladero mine during the period), which is located in Argentina, until the end of 2015 (the “Barrick Transaction”). The Company will make total upfront cash payment to Barrick of $625 million (the “Upfront Payment”). In addition, per ounce cash payments of the lesser of $3.90 (subject to an annual inflationary adjustment starting three years after achieving project completion at Pascua-Lama) and the prevailing market price is due for silver delivered under the Pascua-Lama Silver Purchase Agreement.

            During the fourth quarter of 2013 Barrick announced the temporary suspension of construction activities at its Pascua-Lama project located on the border of Chile and Argentina, other than those required for environmental and regulatory compliance. During 2014, the project was placed on care and maintenance.

            In Barrick’s 2014 annual information form, Barrick states that they are currently engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. Barrick also states that the engineering studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the project’s Chilean environmental approval. Barrick indicates that it expects to commence the permitting process for the new water management system in mid-2015,. Barrick has stated that a decision to re-start development of the Pascua-Lama project will depend on improved economics and more certainty regarding legal and permitting matters.

            As a result of Barrick’s decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the Pascua-Lama Silver Purchase Agreement, Silver Wheaton Caymans is now entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfies the completion test. As part of the original agreement, Barrick provided the Company with a completion guarantee, requiring Barrick to complete the Pascua Lama project to at least 75% design capacity by December 31, 2015, which was subsequently extended to December 31, 2016. Silver Wheaton Caymans has agreed to extend the completion test deadline an additional 41/2 years to June 30, 2020. If the requirements of the completion test have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton Caymans. In such an event, Silver Wheaton Caymans will be entitled to the return of $625 million less a credit for silver delivered up to that date. Barrick has also granted Silver Wheaton Caymans a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver. In 2013 Barrick initiated the closure of its Pierina mine.

            If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile, including an expropriation of any part of the Pascua-Lama project, the selective and discriminatory imposition of any law or war or insurrection, that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to any part of the Pascua-Lama project, then Silver Wheaton’s entitlement to silver production from that part of the Pascua-Lama project will be suspended until the political event ceases.

            If, after Barrick satisfies the requirements of the completion test, certain political events occur in Argentina or Chile that would reduce Barrick’s economic value of its investment in the Pascua-Lama project by more than 50%, then Silver Wheaton’s entitlement to silver production from the Pascua Lama project and the uncredited balance of the Upfront Payment will be reduced to reflect the reduction of Barrick’s economic value of its investment in the Pascua-Lama project, until the political event ceases. If the political event continues for the term of the transaction, then Silver Wheaton’s entitlement to the repayment of the uncredited balance of the Upfront Payment will be reduced to reflect the suspension of silver sales from the affected portion of the Pascua-Lama project.

            If, after Barrick satisfies the requirements of the completion test, any of Barrick’s subsidiaries that own any part of the Pascua-Lama project becomes insolvent or bankrupt, or Barrick’s lenders exercise or enforce any security granted to them that results in Barrick losing all or substantially all of the rights, privileges or benefits pertaining to the Pascua-Lama project, then the transaction will terminate and Silver Wheaton will be entitled to an immediate repayment of the uncredited balance of the Upfront Payment.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [14]

            If Silver Wheaton fails to pay any portion of the Upfront Payment to Barrick, then Barrick may terminate Silver Wheaton’s obligation to make any further payments of the Upfront Payment and reduce the amount of the Upfront Payment already paid to Barrick by the lesser of 20% of the amount already paid or $50 million. Following any such reduction, Barrick will continue to sell silver to Silver Wheaton in accordance with the terms of the transaction until the amount of silver sold to Silver Wheaton equals the reduced amount of the Upfront Payment, after which the transaction will terminate.

            Barrick’s 2014 annual information form states that it expects 2015 Veladero production to be down compared to 2014 production levels as a result of lower grade from the Federico pit. Barrick states that at Veladero there are a number of initiatives under way to reduce operating costs. Barrick also states that Veladero continues to be subject to restrictions that affect the amount of leach solution. Barrick’s 2014 annual management’s discussion and analysis (“Barrick’s MD&A”) states that new government regulations set a level limit for the leach solution pond, reducing storage capacity, impacting operational capacity to manage solution balance and reducing leaching kinetics, as ore has to be placed on upper levels of the leach pad to maintain pond level.

            Barrick’s 2014 annual information form disclosed that on December 30, 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of an Environmental Court decision regarding sanctions imposed on the Pascua-Lama project in Chile in May 2013 by that country’s environmental regulator (known as the “SMA”). It further disclosed that as a result of the ruling, the SMA will now re-evaluate the approximately $16 million administrative fine it previously imposed on the Pascua-Lama project for deviations from certain requirements of the Pascua-Lama project’s Chilean environmental approval in 2013. Barrick has stated that a new resolution from the SMA is pending and could include more severe sanctions against the Pascua- Lama project such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Pascua-Lama project’s environmental permit.

            Barrick’s 2014 annual information form disclosed that on September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. Barrick notes that the federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the the Pascua-Lama project, the competent authority is the Province of San Juan. Barrick notes that in late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Pascua-Lama project has not impacted glaciers or peri- glaciers. Barrick states that Barrick has challenged the constitutionality of the federal glacier law before the National Supreme Court of Argentina, which has not yet ruled on the issue. Barrick disclosed that on October 27, 2014, Barrick submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds and that a decision on the motion is pending. Barrick indicates that if the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

            Barrick’s 2014 annual information form disclosed that in June 2013, a group of local farmers filed an environmental damage claim against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project in the Environmental Court, alleging that CMN has damaged glaciers located in the Pascua-Lama project area. The plaintiffs sought a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Pascua-Lama project in Chile. On March 23, 2015, the Environmental Court ruled in favour of CMN, finding that the Pascua-Lama project has not damaged glaciers in the the project area. The plaintiffs may appeal the Environmental Court’s decision to the Chilean Supreme Court. Barrick has indicated that it intends to continue to defend this matter vigorously.

            See “Further Disclosure Regarding Mineral Projects on Material Properties –Pascua-Lama Project, Border of Chile and Argentina” for details regarding the Pascua-Lama project.

Silverstone Acquisition

            On May 21, 2009, the Company completed the acquisition of all of the outstanding common shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement. Each common share of Silverstone was exchanged for 0.185 of a Common Share, resulting in the issuance of approximately 23.4 million Common Shares. The following interests were acquired as a result of the acquisition of Silverstone:

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [15]

            Minto Mine – A precious metal purchase agreement to acquire 100% of the silver produced from the Minto mine (the “Minto mine”) in Canada, owned by Capstone Mining Corp. (“Capstone”) and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter for the lesser of $3.90 per ounce of silver and $300 per ounce of gold (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver or gold. If gold production from the Minto mine exceeds 30,000 ounces per year, the Company has committed to purchase 50% of the amount that production exceeds those thresholds for the same per ounce payment noted above.

            Cozamin Mine – A silver purchase agreement to acquire 100% of the silver produced from the Cozamin mine (the “Cozamin mine”) in Mexico, owned by Capstone until 2017 for the lesser of $4.00 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

            Neves-Corvo Mine – A silver purchase agreement to acquire 100% of the silver produced from the Neves-Corvo mine (the “Neves-Corvo mine”) in Portugal, owned by Lundin Mining Corporation for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver.

            Aljustrel Mine – A silver purchase agreement to acquire 100% of the silver produced from the Aljustrel mine (the “Aljustrel mine”) in Portugal, owned by I’M SGPS for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine. The Company has not waived its rights to the silver contained in zinc concentrate.

            Loma de La Plata Project – A debenture with Pan American Silver Corp. (“Pan American”) (formerly with Aquiline Resources Inc.) convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata (the “Loma de La Plata project”) zone of the Navidad project in Argentina. On February 25, 2010, the Company elected to convert the debenture with Pan American into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata project. As such, Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of the lesser of $4.00 per ounce and the prevailing market price is due for silver delivered under the agreement. The terms of the definitive precious metal purchase agreement continue to be negotiated.

Rosemont Transaction

            On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont copper project (the “Rosemont project”) located in Pima County, Arizona. The payable rate for silver and gold has been fixed at 92.5% of production. Silver Wheaton will make total upfront cash payments of $230 million, payable on an instalment basis to partially fund construction of the mine, once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont project. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement.

Sales of Principal Product

            There is a worldwide silver and gold market into which the Company can sell the silver and gold purchased under the precious metal purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the silver or gold that it acquires pursuant to its precious metal purchase agreements. The silver in concentrate from the Zinkgruvan mine, the Stratoni mine and the Neves-Corvo mine and the silver and gold from the Minto mine is purchased from the Company by various smelters and off-takers at the worldwide market price for silver and gold.

Competitive Conditions

            The Company is the largest precious metals streaming company in the world. The ability of the Company to acquire additional precious metals in the future will depend on its ability to select suitable properties and enter into similar precious metal purchase agreements. See “Description of the Business — Risk Factors — Competition”.

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Operations

Raw Materials

            The Company purchases silver and/or gold pursuant to the purchase agreements described under “Description of the Business – Principal Product”.

Employees

            Currently, the Company and its subsidiaries have an aggregate of 33 employees.

Foreign Interests

            The Company currently purchases or expects to be purchasing silver and/or gold from mines in Mexico, the United States, Brazil, Greece, Sweden, Perú, Chile, Argentina, Portugal and Guyana. Any changes in legislation, regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors on the Company cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks relating to the Mining Operations — International Operations”.

Environmental and Susatainability Policies

            Under its environmental and sustainability policy, the Company is committed to the protection of life, health and the environment for present and future generations. The Company has committed to provide its employees with resources to, among other things, promote the development and implementation of effective, realistic systems to minimize risks to health, safety and the environment and to use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

Risk Factors

            The operations of the Company are speculative due to the nature of its business which is the purchase of silver and/or gold production from producing mining companies. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices

            The price of the Common Shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

            In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the precious metals purchase agreements, the Company will not generate positive cash flow or earnings.

            Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada, the Loma de La Plata zone of the Navidad project in Argentina and the Toroparu project located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

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Risks Relating to the Mining Operations

            To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations”.

No Control Over Mining Operations

            The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the precious metal purchase agreements. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The Precious Metal Purchase Agreement payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the Precious Metal Purchase Agreement to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes

            A significant portion of the Company’s operating profit is derived from its subsidiaries, Silver Wheaton Caymans which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

            The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

            Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the CRA of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing. The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the audit. In the event that the CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if the CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company.

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Credit and Liquidity Risk

            The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has Precious Metal Purchase Agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Hedging Risk

            The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

            Hedging involves certain inherent risks including: (a) credit risk — the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk — the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

            There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

            The Company competes with other companies for precious metal purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable Precious Metal Purchase Agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Precious Metal Purchase Agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

            As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

            In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

            In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies, could make Precious Metal Purchase Agreements less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new precious metal purchase agreements.

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Market Price of the Common Shares

            The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved, including macroeconomic developments globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, currency exchange fluctuations and the other risk factors identified herein.

Equity Price Risk

            The Company is exposed to equity price risk as a result of holding long- term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Dividend Policy

            The declaration, timing, amount and payment of dividends is at the discretion of the Company’s Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

            The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

            The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favourably, it may have a material adverse effect on the Company.

Unknown Defects and Impairments

            A defect in a streaming transaction and/or a Precious Metal Purchase Agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of the Precious Metal Purchase Agreements. For example, during 2014, the Company reviewed the carrying value of its Precious Metal Purchase Agreements and recognized impairment charges of $68.2 million in respect of the Campo Morado and Mineral Park silver purchase agreements. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value in the Precious Metal Purchase Agreements could have a material adverse effect on the Company.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes- Oxley Act

            The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

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            No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. The Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Risks Relating to the Mining Operations

Governmental Regulations

            The Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine.

            With respect to the Argentinean federal glacier protection law and other environmental matters relating to the Pascua-Lama project, see “Description of the Business — Pascua-Lama Project, Border of Chile and Argentina — Environment” in this Annual Information Form. See also “Peñasquito mine” in this Annual Information Form.

International Operations

            The operations at the San Dimas mine, the Los Filos mine, the Peñasquito mine and the Cozamin mine are conducted in Mexico, the operations at the Salobo mine are conducted in Brazil, the operations at the Zinkgruvan mine are conducted in Sweden, the operations at the Yauliyacu mine, the Lagunas Norte mine, the Pierina mine and the Constancia project are conducted in Perú, the operations of the Stratoni mine are conducted in Greece, the operations at the Mineral Park mine and the Rosemont project are conducted in the United States, the operations of the Keno Hill mines, the Minto mine, the 777 mine and the Sudbury mines are conducted in Canada, the operations of the Pascua-Lama project are conducted in Chile and Argentina, the operations of the Veladero mine and the Loma de La Plata project are conducted in Argentina, the operations at the Toroparu project are located in the Republic of Guyana, and the operations of the Neves-Corvo mine and the Aljustrel mine are conducted in Portugal, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Argentina, Perú and Greece are countries that have experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.

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            Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

            The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations.

Exploration, Development and Operating Risks

            Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations. Should any of these risks or hazards affect a Mining Operation, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities.

            The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted. There can be no assurances that Mining Operations will be established or that the Mining Operations, which are not currently in production, will be brought into a state of commercial production.

Environmental Regulation

            All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties.

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Permitting

            The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Future changes in laws and regulations or in licenses and permits could have a material adverse impact on the revenue the Company derives from the Mining Operations.There can be no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of these properties, permits from appropriate governmental authorities may be required. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the Mining Operation. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Company and the trading price of the Company’s securities.

            See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with developmental projects.

Compliance with Laws

            Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure and Employees

            Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

            Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

            The ability of the owners and operators of properties to hire and retain geologists and persons with mining expertise is key to those operations. Changes in legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the Company.

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Mineral Reserve and Mineral Resource Estimates

            The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, short-term operating factors or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. Any of these factors may require operators of Mining Operations to reduce their mineral reserves and mineral resources, which may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

            Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. It should not be assumed that any part or all of the mineral resources on properties underlying the Company’s streaming transactions constitute or will be converted into mineral reserves.

Need for Additional Mineral Reserves

            Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life-of-mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of silver or gold will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines.

Production Forecasts

            The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a production hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve the production forecasts currently anticipated. If the Company’s production forecasts prove to be incorrect, it may have a material adverse effect on the Company.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [24]

Land Title and Indigenous Peoples

            A defect in the chain of title to any of the properties underlying the Mining Operations or necessary for the anticipated development or operation of a particular project to which an interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a Mining Operation to the detriment of the Company’s interests. No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the Precious Metal Purchase Agreements.

            Various international and national, state and provincial laws, codes, regulations, resolutions, conventions, guidelines, treaties, and other materials relate to the rights of indigenous peoples. Some of the Mining Operations are located in areas presently or previously inhabited or used by indigenous peoples. Many of these laws impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national laws pertaining to indigenous people continue to evolve and be defined. One or more groups of indigenous people may oppose continued operation, further development, or new development of the Mining Operations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the activities at the Mining Operations. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of the Mining Operations.

Commodity Price Fluctuations

            The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

            In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

            The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Permitting, Construction, Development and Expansion Risk

            The Salobo mine, the Peñasquito mine, the Keno Hill mines, the Pascua- Lama project, the Loma de La Plata project, the Rosemont project, the Constancia project and the Toroparu project are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all. See “Pascua Lama Project – Border of Chile and Argentina” and “Peñasquito Mine, Mexico” in this Annual Information Form.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [25]

Challenging Global Financial Conditions

            Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the operators of the properties in which the Company holds streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.

TECHNICAL INFORMATION

CIM Standards Definitions

            The estimated Mineral Reserves and Mineral Resources for the Mining Operations have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”) or in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

            The term “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

            The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

            The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

            The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are established with sufficient confidence to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

            The term “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [26]

            The term “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

            The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower that that applying to a Proven Mineral Reserve.

            The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

            The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in the Company’s Annual Information Form dated March 31, 2015 and Form 40-F filed on March 31, 2015, copies of which are, or will be, available at www.sec.gov.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [27]

Summary of Mineral Reserves and Mineral Resources

            The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2014, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website:

Attributable Proven and Probable Reserves (1,2,3,8,18)
As of December 31, 2014 unless otherwise noted (6)

	Proven			Probable			Proven & Probable

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	Recovery % (7)
Silver
Peñasquito (25%) (14)
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas (10, 14)	1.2	411.7	16.3	3.2	329.6	34.2	4.5	352.3	50.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero (11)	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Yauliyacu (11, 12)	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 (13)	3.7	27.4	3.3	3.9	24.1	3.1	7.7	25.7	6.3	64%
Neves-Corvo
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	2.9	6.4	0.6	4.8	5.8	0.9	7.7	6.0	1.5	78%
Cozamin (11)
Copper	-	-	-	2.8	41.9	3.8	2.8	41.9	3.8	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			303.1			453.1			756.1
Gold
Salobo (50%) (16)	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) (11)	-	-	-	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 (13)	2.6	1.78	0.15	2.8	1.78	0.16	5.4	1.78	0.31	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	2.9	0.93	0.09	4.8	0.63	0.10	7.7	0.74	0.18	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			4.98			4.14			9.11

            See Notes Below.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [28]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

		Measured			Indicated		Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.3	3.1	24.1	16.7	13.0	29.2	17.2	16.1
San Dimas (10, 14)	0.3	154.3	1.5	0.9	161.1	4.9	1.2	159.5	6.4
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
777 (13)	-	-	-	0.7	26.1	0.6	0.7	26.1	0.6
Neves-Corvo
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	8.0	3.3	0.8	32.3	3.4	3.5	40.3	3.4	4.4
Keno Hill (25%)
Underground	-	-	-	0.7	473.1	10.2	0.7	473.1	10.2
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Total Silver			100.7			455.8			556.5
Gold
Salobo (50%) (16)	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) (11)	-	-	-	28.9	0.34	0.32	28.9	0.34	0.32
777 (13)	-	-	-	0.4	1.81	0.02	0.4	1.81	0.02
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	8.0	0.39	0.10	32.3	0.32	0.34	40.3	0.34	0.44
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.56			2.23			2.78

            See Notes Below.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [29]

Attributable Inferred Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

		Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	4.4	19.5	2.7
Heap Leach	6.1	13.7	2.7
San Dimas (10, 14)	6.5	292.7	61.3
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.0	178.7	28.7
777 (13)	0.7	32.9	0.8
Neves-Corvo
Copper	25.1	43.5	35.1
Zinc	21.4	48.9	33.6
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	6.1	75.0	14.7
Copper	0.5	34.0	0.6
Aljustrel (19)
Zinc	8.7	50.4	14.0
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.6
Keno Hill (25%)
Underground	0.2	349.8	2.4
Los Filos	175.9	6.3	35.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Metates Royalty (20)	1.0	9.7	0.3
Total Silver			263.5
Gold
Salobo (50%) (16)	74.0	0.31	0.74
Sudbury (70%) (11)	5.5	0.67	0.12
777 (13)	0.4	1.79	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
Total Gold			1.46
__________________________
(1)	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the JORC Code.

(2)	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

(3)

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.

Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.

All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

(4)

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6)

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

	a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.

	b.	Mineral Resources and Mineral Reserves for the Toroparu project are reported as of March 31, 2013.

	c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.

	d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.

	e.	Mineral Resources for the Constancia project (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.

	f.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [30]

g.

Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek and Bermingham projects as of October 15, 2014, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

i.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

(7)	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

(8)	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

	a.	Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.

	b.	San Dimas mine – 2.94 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.

	c.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

	d.	Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.

	e.	Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.

	f.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

	g.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.

	h.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

	i.	Constancia project - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

	j.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

	k.	Stratoni mine – 18.02% zinc equivalent assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.

	l.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

	m.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

	n.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

	o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.

	p.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

	q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

	r.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

(9)	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

	a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.

	b.	San Dimas mine – 2.00 grams per tonne gold equivalent assuming $1,200 per ounce gold and $18.00 per ounce silver.

	c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

	d.	Yauliyacu mine – $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.

	e.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

	f.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

	g.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

	h.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

	i.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

	j.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.

	k.	Stratoni mine – Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

	l.	Minto mine – 0.5% copper cut-off.

	m.	Keno Hill mines:

i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Flame and Moth project - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $24.00 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

iii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

v.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

vi.	Elsa Tailings project – 50 grams per tonne silver cut-off.

n.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

o.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

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p.	Salobo mine – 0.296% copper equivalent assuming $1,500 per ounce gold $3.70 per pound copper.

q.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.

s.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

(10)

The San Dimas Silver Purchase Agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.

(11)

The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

(12)

The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

(13)

The 777 mine Purchase Agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%. The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 mine Purchase Agreement.

(14)

The scientific and technical information in this document regarding the Peñasquito and San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito – Goldcorp’s annual information form filed on March 17. 2015;

b.	San Dimas - Primero annual information form filed on March 31, 2015; and

c.	Pascua-Lama - Barrick Gold Corp.’s annual information form filed on March 27, 2015.

The Company QP’s have reviewed and approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in this document.

(15)	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.

(16)	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

(17)

The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

(18)

Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

(19)	Silver Wheaton has agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine.

(20)

Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake’s Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

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FURTHER DISCLOSURE REGARDING MINERAL PROJECTS ON MATERIAL PROPERTIES

SAN DIMAS MINE, MEXICO

            The following description of the San Dimas mine is based on the information disclosed in the annual information form of Primero filed on March 31, 2015. The Company QP’s have approved the disclosure of scientific and technical information in respect of the San Dimas mine in this document.

Property Description and Location

            The San Dimas mine is located on the borders of the Durango and Sinaloa states, approximately 125 km north-east of Mazatlán, Sinaloa and 150 kilometres west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

            The San Dimas mine property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

            In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

            Primero holds the appropriate permits under local, State and Federal laws to allow mining operations at the San Dimas mine. The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project was commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaría de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Comisión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014, the river’s course has been diverted through the new canal and the aquative life recovery had been achieved. The new waste pad construction was completed in May 2014.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

            Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately ten hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mine arrive on Primero’s regular flights from Mazatlán and Durango. Heavy equipment and supplies are brought in by road from Durango.

Climate

            The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources and Infrastructure

            Mining at the San Dimas mine is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.

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            Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

            Electrical power is provided by a combination of Primero’s own hydro generation system – Las Truchas – and the Mexican Federal Power Authority (“MFPA”). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Since the completion of the Las Truchas phase 2A expansion in August 2014, the hydroelectric facility provides about 90% of the total requirement of the San Dimas mine during four months of the year. During the remaining eight months of the year, corresponding to the dry season, the hydroelectric facility provides approximately 50% of the San Dimas power requirements for operations and the rest is supplied by the FPCSS. The recent Las Truchas phase 2A expansion has increased the power generation of the Las Truchas facility from 50 GW to 75 GW per year.

            The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mine, which is divided into five blocks: West Block (San Antonio mine), Sinaloa Graben Block, Central Block, the Tayoltita and Arana Blocks (Santa Rita mine). The San Antonio mill and tailings facilities are currently under reclamation. Primero holds sufficient surface rights to support the San Dimas mine operations, and associated infrastructure. Environmental permits are required from various federal, provincial, and municipal agencies, and are in place for all current operations. No new permits are currently required for current exploration activity and mining operations, but existing permit amendments are required from time to time.

Physiography and Vegetation

            The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level (“amsl”) on the high peaks to elevations of 400 metres amsl in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations while lower slopes and valleys are covered with thick brush, cacti and grass.

History

Prior Ownership

            The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

            A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51 percent of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49 percent interest was obtained by Luismin S.A. de C.V (“Luismin”).

            In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp. Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas mine from subsidiaries of Goldcorp in August 2010.

Historical Exploration and Development Work

            In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

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            In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept described under “Deposits and Mineralization” below, aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

            By the late 1980’s and early 1990’s, the Favourable Zone concept and gold/silver ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

            In 2002, foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins, such as the Elia, Aranza, Victoria and Alexa, were discovered.

Geological Setting

Regional Geology

            The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

            The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops, along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.

            The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

            The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (one to two millimetres plagioclase phenocrysts).

            Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

            The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

            The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

            Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

            In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

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Deposits and Mineralization

Deposits

            The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

            Typical of epithermal systems, the gold and silver mineralization at the San Dimas mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

            This favourable, or productive, zone at San Dimas mine is some 300 metres to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.

Mineralization

            The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to eight metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

            Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

            The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

            The ore shoots within the veins have variable strike lengths (five to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Exploration and Drilling

            Historically, exploration of the Favourable Zone at San Dimas mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work are done both in-house and by use of contractors.

Channel Sampling

            While drilling and drifting are now the predominant methods of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources.

            Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (six metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a two kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (the “TAY Lab”) and samples received by 1:00 p.m. are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, approximately 1/3 of all channel samples and 100% of drillcore samples were sent to the independent SGS laboratory in Durango. These samples had QA/QC procedures applied and were of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation. In 2013 all channel samples collected and sent to SGS laboratory in Durango (approximately 1/3) were subjected to QA/QC procedures.

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Drilling

            All drilling was previously termed exploration drilling and was intended to collect data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011 drilling campaigns were designed to convert Inferred Mineral Resources to Indicated Mineral Resources with new test new targets designated as exploration drilling. The drilling conducted in 2014 is shown in the following table.

Area	Number of Drill Holes	Metres
Central Block	157	30,483
Sinaloa Graben	69	22,133
Tayoltita	18	1,617
Santa Rita	19	3,057
West Block	26	4,555
Total	289	66,724

            Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50 degrees in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

2015 Exploration Program

            The San Dimas $5.0 million delineation and mine exploration program for 2015 targets 8 veins and consists of 71 DDHs for 22,750 metres of diamond drilling, most of them allocated for delineation and, as well as 1,900 metres of exploration drifting and drilling pads. This San Dimas regional exploration program for 2015 includes approximately 2,700 metres of diamond drilling targeting 3 veins.

            The current main production area is located in a prolific central corridor that runs south-west to north-east across the property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions, although it is expected that a higher percentage of production will come from Alexa and Victoria in the Sinaloa Graben Block.

            The main target of the 2015 underground mine delineation and exploration program is to replace the depleted Mineral Reserves. The largest portion of the delineation drilling was planned for the Jessica, Perez, Victoria and Alexa vein systems in the Central Block and Sinaloa Graben Block.

Mining Operations

            The San Dimas mine operation includes four underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block and the Arana Block (the Santa Rita mine). Vein thickness varies from 0.1 metres to 8 metres with the average approximately 1.9 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

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            Typical mining of the vein systems is by mechanized cut-and-fill and long hole, using drill jumbos or jacklegs, pneumatic long hole drills and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system under the steep, mountainous terrain.

            Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support.

            The basis for ore haulage at San Dimas is load-haul-dump (LHD) equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

            There is one milling facility at Tayoltita to process the production from the active mining areas in San Dimas. The Tayoltita mill has a conventional Merrill Crowe process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of gold and silver. San Dimas operates a dry stack tailings deposition facility, which has a minimum of 10 year life at the current processing rate.

Recent Operating History for the San Dimas Mine

            Since 2012, Primero has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. In the three years to December 2014, gold equivalent production increased by 58%, as a result of increased ore production and higher grades. Initiatives designed to increase production, the introduction of long hole mining method, improving productivity per man shift, controlling mining dilution, accelerating mine development to increase the number of working faces, completing strategic tunnel connections and enhancing mine planning.

            During the year ended December 31, 2014, San Dimas produced 161,170 gold equivalent ounces, meeting the Primero’s guidance range of 155,000 to 165,000 gold equivalent ounces. Primero produced 126,059 ounces of gold and 6.15 million ounces of silver, 13% and 2% higher, respectively, than 2013. Production at San Dimas in 2014 was higher than 2013 primarily as a result of mining and processing more ore. Throughput in 2014 increased by approximately 17% over 2013, averaging 2,462 tonnes per day (“TPD”) (based on 365 day availability), as a result of increasing long-hole production (23% of total production), combined with the Company’s mining optimization program that was initiated in 2012. The optimization program has been successful at reducing process inefficiencies, increasing throughput and improving mining dilution.

            Primero generated strong operating cash flow and continued to invest in the San Dimas mine with capital expenditures during 2014 of approximately $61 million.

2015 Development Plans

            Primero is currently in the engineering and procurement stages of the 3,000 TPD expansion with construction planned to start in late first quarter of 2015. Given that the first phase of the expansion of the San Dimas mine resulted in operating beyond its nameplate capacity of 2,500 TPD, (in the fourth quarter of 2014 the mill operated in excess of 2,750 TPD), Primero is confident that the expansion to 3,000 TPD could be completed earlier than the originally anticipated date of mid-2016.

            The San Dimas underground development plan for 2015 assumes a similar development rate and number of metres of advance as was achieved in 2014, being about 23 kilometres of drifting.

            In 2015, San Dimas expects to produce between 175,000 and 185,000 gold equivalent ounces up to 15% higher than 2014, achieved mainly on higher throughput. Production is expected to ramp-up during the fourth quarter where milling capacity of 2,900 TPD is expected to be achieved.

            Capital expenditures during 2015 are expected to total approximately $41.4 million excluding capitalized exploration costs. Underground development capital and sustaining capital are expected to remain at similar levels to 2014 at approximately $26 million. The 2015 project capital includes the expenditure for the mill expansion to 3,000 TPD ($8.5 million), investments in the site security system ($1.5 million), improvements to the tailings pipeline containment system ($1.4 million) and other projects ($4.0 million).

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Environmental Matters

            During the year ended December 31, 2014, Primero spent $3.6 million on capital projects related to environmental protection, including the continued improvements to the tailings pipeline, construction of a new waste rock dump, the installation of a potable water treatment system in San Dimas and the construction of a hazardous waste storage warehouse in Durango. Ultragen, engineering consultants specialized in mechanical and piping designs, reviewed the tailings pipelines condition and original design and recommended a series of modifications in order to improve the safety and durability of the pipelines. The implementation of these measures was started in late 2014 and will continue into 2015. In 2014 a Technical Review and Risk Assessment of the Cupias tailing storage facility was performed by Amec Foster Wheeler. The final assessment will be delivered in early 2015.

            The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). Primero has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was $31.1 million at December 31, 2014 and the present value of the obligation was estimated at $9.4 million, calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, Primero has assumed is in 19 years. In respect of the decommissioning liability, San Dimas mine expects to incur $2.1 million in 2016 and $1.9 million in 2017 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

            Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestacas) tailings facilities. All work is expected to be completed in 2017.

San Antonio Tailings

            Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area and possible erosion due to a flood event in the adjacent river.

            Since the shutdown of the San Antonio mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work was initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after the submission of an environmental assessment, which demonstrated the validity of the plan. A scale model was developed that, through a series of tests, determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piésold (international geotechnical consultant), the emplacement of a rock filled berm began with about 60% completed, however, the rains and lack of an access road significantly affected progress. Further work was done in 2008 and subsequent years.

            Full closure of the San Antonio old tailings facilities, which consists of completing a downstream berm and spillway, will be completed in 2017.

Advance Pricing Agreement Ruling

            On October 17, 2011, Primero Empresa filed a formal application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for sales of silver under the San Dimas Silver Purchase Agreement. In its 2010 and 2011 financial statements and income tax returns, Primero Empresa had recorded revenue at the fixed price realized from Silver Wheaton Caymans SW Caymans and computed income taxes on the same basis. On October 4, 2012, Primero received a ruling from the Mexican tax authorities that confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero Empresa continues to sell silver under the San Dimas Silver Purchase Agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, Primero Empresa expects to record revenues and pay taxes based on realized prices for the life of the San Dimas mine.

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Mineral Reserve and Mineral Resource Estimates

            See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 100% attributable) for the San Dimas mine as of December 31, 2014.

            The San Dimas mine is an established property with a long operating history and a record of Mineral Reserve replacement, Mineral Resource conversion and exploration success.

            Primero site geologists and engineers apply the most appropriate estimation methods currently applicable at San Dimas and completed the Mineral Resource and Mineral Reserve estimate. The vein wireframes were modeled along the vein contacts, and were defined by structural geology, quartz veining mineral alteration and channel and drillhole samples.

            Prior to year-end 2011, Primero and the previous owners of the San Dimas mine had estimated all Mineral Resources and Mineral Reserves by polygonal methods, which were then listed into a “resource database”. Many of these entries had not been critically reviewed for some time and were not easily manipulated or tracked for mining purposes.

            In the first quarter of 2012, Primero completed a review of the Mineral Reserve and Mineral Resource estimation methodology used at San Dimas in order to assess whether the use of other estimation methodologies might allow Primero to improve mine planning and more accurately predict actual grade and, therefore, production. As a result of this review, Primero changed its estimation methodology from a polygonal to a block modeling approach for the main producing veins, resulting in a reduction of the estimated Mineral Reserves and Mineral Resources and reclassifying a substantial portion of Inferred Mineral Resources to exploration potential.

            To better assist mine planning, Primero utilized the block modeling approach for the main producing and newly discovered veins (18 veins in total at end-2012). These veins, located in the Central Block and Sinaloa Graben, were removed from the resource database for block modeling, which at end-2012 results in a total of 236 entries remaining in the database. These remaining entries, comprised of polygonal estimates and broad extrapolations, were initially reviewed by AMC and Primero, jointly, and now make up a portion of the Inferred Mineral Resources. As of end of 2013 there were 40 veins modelled into block models. In 2014 additional 17 veins were modelled, for a total of 57 veins.

            In 2014, the block modelling approach was carried out with ordinary kriging interpolation for the main vein systems and inverse distance squared interpolation for the minor veins. The remaining veins outside of Mineral Reserves were estimated using a polygonal method and included in Inferred Resources. The Mineral Reserves and associated Mineral Resources were constrained in 57 individual geological models based on wireframes of the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Grade estimation was performed on 3 metre long by 3 metre high by 0.5 metre wide blocks. Grade capping was applied for some veins supported by statistical analysis. Primero used a constant bulk density of 2.6 t/m3 for the estimation of the tonnes for all veins, which is 0.1 t/m3 lower than the bulk density used in the previous years (2.7 t/m3).

            Due to the poor QA/QC results in 2011 and 2012, AMC was unable to classify any of the Mineral Resources as a Measured Mineral Resource, but improved QA/QC methods and practices commenced in 2012 and continued into 2013 and 2014 have allowed for Measured Mineral Resources starting the 2013 Mineral Resources estimate. Primero utilize an external laboratory for all drill samples and the channel samples that are used in Mineral Resources and Reserve estimates. For the block-modelled veins in 2014, Measured and Indicated Mineral Resources were defined by combining several criteria such as a minimum of four drill holes within 15 metres and 30 metres respectively, whereas Inferred Mineral Resources were estimated with a minimum of 2 drill holes within 45 metres.

            The QA/QC process involves assaying in an external laboratory (SGS in Durango), the regular insertion of Standard Reference Materials and the regular insertion of Blank materials. Diamond drill core of BTW, BQ and NQ diameter is cut in half and one half is submitted to SGS, which is an ISO certified independent laboratory. Sample intervals have an average length of 0.7 metres and, in general, they are no longer than 1.5 metres, although occasionally slightly longer intervals were used. In the laboratory, the samples are dried, crushed and pulverized to 85% of the sample passing a 75 µm sieve. Gold is analyzed by 30g fire assay with atomic absorption finish. Above 10g/t Au fire assay the gold is analyzed with gravimetric finished. Silver is analyzed by atomic absorption. Above 300g/t fire assay Ag is analyzed with gravimetric finish. For exploration drilling an extra assay of ICP-OES 34 elements aqua regia digestion is done.

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            Primero has assumed that the current drill-jumbo and jackleg cut and fill mining methods would continue to be practised at San Dimas, with respective minimum mining widths of 3 metres and 1 metre. San Dimas has introduced the use of longhole mining method rather than cut and fill on an increasing scale, with a minimum mining width of 1.5 metres. Unplanned mining dilution on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for longhole mining. For each mining method, 0.2 metres of fill floor dilution has been assumed. Overall average dilution, planned and unplanned, is estimated at 41%. For the veins upon which the year-end 2014 Mineral Reserve estimate is based, the respective mined tonnes from jumbo, jackleg and longhole mining are estimated at 19%, 43% and 36%, respectively. Other than for sill mining, average recovery throughout each mining block for both cut and fill and longhole mining has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 3 metres thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used.

Production Information

            The following table summarizes 2008 to 2014 silver production from the San Dimas mine:

	Units	2008	2009	2010	2011	2012	2013	2014
Ore Processed	(tonne)	657,479	673,311	612,253	662,612	721,264	766,930	898,915
Gold Grade	(g/t)	4.3	5.4	4.5	3.9	3.9	4.7	4.6
Silver Grade	(g/t)	259	249	244	226	234	258	232
Gold Recovery	(%)	97	98	97	97	97	97	94
Silver Recovery	(%)	94	95	94	96	95	95	92
Produced Gold	(oz)	86,682	113,018	85,429	79,564	87,900	111,983	126,059
Produced Silver	(oz)	5,113,466	5,093,385	4,530,000	4,602,846	5,134,184	6,054,360	6,149,045

PEÑASQUITO MINE, MEXICO

            The Peñasquito mine is indirectly wholly-owned by Goldcorp. The Peñasquito mine is an open pit mining operation located in north-central Mexico with two separate process facilities, an oxide ore facility and a plant to process sulfide ore. The oxide ore is processed through a heap leach/Merrill-Crowe facility that went into production in February 2008. The first gold pour for the oxide circuit was on May 10, 2008. Line 1 of the sulfide plant started operating in September 2009 and first concentrate was shipped November 2009. The Peñasquito mine achieved commercial production in September 2010.

            At the Peñasquito Mine, Goldcorp’s gold production guidance for 2015 is expected to be between 700,000 and 750,000 ounces. On a gold equivalent basis, production is expected to be between 1.5 million and 1.6 million ounces. Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $18 per ounce silver; $3.00 per pound copper; $1.00 per pound zinc; and $0.95 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

            The following description of the Peñasquito mine is based on the information disclosed in the annual information form of Goldcorp filed on March 17, 2015. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito mine in this document.

Property Description and Location

            The operating entity for the Peñasquito mine is an indirectly wholly-owned Goldcorp subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”). Peñasquito is situated in the western half of the Concepción Del Oro district in the northeast corner of Zacatecas State, Mexico, approximately 200 kilometres northeast of the city of Zacatecas.

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            Mining at the Peñasquito mine commenced in 2010 and full production commenced in 2011. The Peñasquito mine is comprised of 19 mining concessions (45,753 hectares), held in the name of Minera Peñasquito. Concessions were granted for durations of 50 years and a second 50-year term can be granted if the applicant has abided by all appropriate regulations and makes the application within five years prior to the expiration date. Obligations which arise from the mining concessions include performance of assessment work, payment of mining taxes and compliance with environmental laws. Duty payments for the concessions have been made as required. Minimum expenditures, pursuant to Mexican regulations, may be substituted for sales of minerals from the mine for an equivalent amount. Goldcorp holds additional tenure in the greater Peñasquito mine area (within about 200 to 300 kilometres of the Peñasquito mine infrastructure), which is under application, is granted, or is part of joint ventures with third parties.

            A two percent net smelter return royalty is payable to Royal Gold on production from both the Peñasco and Chile Colorado pits which constitute the Peñasquito mine. The Mexican Government has passed a new mining royalty, effective 1 January 2014, which will consist of a 7.5% mining royalty imposed on earnings before interest, tax, depreciation and amortization (EBITDA). There is also an additional 0.5% royalty on precious metals revenue (applicable to precious metals mining companies) that will also be in effect as of January 1, 2014. In 2007, the Company acquired 25 percent of the silver produced by the Peñasquito mine over the life-of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

            Environmental liabilities are limited to those that would be expected to be associated with a polymetallic mine, where productions occurs from open pit sources, and where disturbance includes mining operations, roads, site infrastructure, heap leach, and waste and tailings disposal facilities. A closure and reclamation plan has been prepared for the mine site. Goldcorp holds the appropriate permits under local, state and federal laws to allow for mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

            There are two access routes to the site. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The second access is via the Salaverna by-pass road from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the Peñasquito mine, access is by foot trails and tracks. The closest rail link is 100 kilometres to the west. There is a private airport on site and commercial airports in the cities of Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 150 kilometres, about two hours to site. Travel from Zacatecas is approximately 275 kilometres, about 3.5 hours to site.

            Power is currently supplied through the Mexican central grid from the Mexican Federal Electricity Commission. On January 25, 2011, Goldcorp signed a power delivery agreement with a subsidiary of InterGen, pursuant to which InterGen will construct and operate a 220 megawatt gas-fired combined cycle power plant to deliver 183 megawatts of supplied electricity to the Peñasquito mine and other operations in Mexico for a minimum term of 20 years. Construction of the power plant began in December 2012, with completion projected for the second quarter of 2015. The transmission infrastructure is complete and only awaits the commissioning of the power plant to begin supply to the Peñasquito Mine.

            Process and potable water for the Peñasquito mine is sourced from the Torres-Vergel well field located six kilometres west of the Peñasquito mine and permits to pump up to 35 million cubic metres per year from this source have been received. The existing supply of groundwater is not sustainable in the long term and has resulted in a reduction of plant throughput since 2013 due to lower than planned volumes from the current infrastructure. In 2012 and 2013, expansion to the current Torres–Vergel well field occurred. To allow plant production to return to design levels, an additional groundwater source within the Cedros basin has been identified. This area is named the Northern Well Field, and is approximately 60 kilometres northwest of the Peñasquito mine and construction took place during 2014 and is anticipated to be completed in mid-2015. Once complete, the Northern Well Field is expected to meet the long-term water requirements for the Peñasquito mine. Under the Mining Law in Mexico, the owner of a mining concession is entitled to use the water extracted from the Peñasquito mine in connection with exploration and mining activities. The Peñasquito mine recycles almost 70 percent of the water it uses in the mining process with the existing tailings facility.

            There is sufficient suitable land available within the Goldcorp mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 1,900-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

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            Mining concessions give the holder the right to mine within the concession boundary, sell the mining product, dispose of waste material generated by mining activities within the lease boundary, and have access easements. Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos, as well as certain private owners. Goldcorp has signed current land use agreements with three of the ejidos and the relevant private owners. Under current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made.

            In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land located within the confines of the proposed Peñasquito mine site. These lands now include 60% of the mine pit area, a portion of the waste rock facilities and explosive magazine storage area. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Goldcorp’s indirectly owned subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”) in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Constitutional claims were filed in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union. The State of Zacatecas filed its own constitutional claim against the agrarian court’s ruling.

            Federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. The assurance measure granted Minera Peñasquito sole custody of the disputed lands. Goldcorp filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano (“SEDATU”) documentation to expropriate the disputed lands. Settlement discussions facilitated by the Mexican federal government commenced in June 2014 and in March 2015 a definitive settlement agreement was reached fully resolving the dispute. Concurrently, Minera Peñasquito and the Cerro Gordo Ejido entered into a new thirty year surface land use agreement for the 600 hectares. Both the settlement agreement and new surface land use agreement have been ratified by the agrarian court. At no time during the dispute were operations at the Peñasquito mine impacted.

            The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations can be conducted year-round.

            The Peñasquito mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

            The earliest recorded work in the Peñasquito mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias. Kennecott completed 250 rotary air blast (“RAB”) drill holes (9,314 metres) to systemically sample bedrock across the entire Peñasquito mine area which resulted in the discovery of the Chile Colorado silver-lead-zinc-gold zone. A total of 72 reverse circulation and core drill holes (24,209 metres) were sited to test mineralization at the Outcrop Breccia, Azul Breccia, and Chile Colorado zones.

            In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100 percent interest in the Peñasquito mine from Kennecott. Western Copper completed a nine hole (3,185 metres) core drilling program and 13.4 line kilometres of tensor controlled source audio frequency magnetollurics geophysical survey work the same year. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed 14 core holes (4,601 metres), eleven of which were sited into the Chile Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed an additional 874 core and reverse circulation drill holes (496,752 metres) and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and the combined company was subsequently acquired by Goldcorp in November 2006.

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            During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Geological Setting

Regional Geology

            The regional geology is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5 -kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000-metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500-metre to 2,000-metre thick limestone sequence.

Local Geology

            The Mesozoic sedimentary rocks of the Mazapil area were folded into east-west arcuate folds during the Laramide orogeny. End-Laramide extension was accommodated by northwest-, northeast- and north-striking faults, contemporaneous with deposition of Tertiary terrestrial sediments in fault-bounded basins. Tertiary granodiorite, quartz monzonite, and quartz–feldspar porphyry were also intruded during this period of extension. Current topography reflects the underlying geology, with ranges exposing anticlines of the older Mesozoic rocks, while valleys are filled with alluvium and Tertiary sediments overlying synclinal folds in younger Mesozoic units. Tertiary stocks and batholiths are better exposed in the ranges. Two diatreme pipes, Peñasco and Brecha Azul, intrude the Caracol Formation shales in the centre of the Mazapil valley, and form the principal hosts for known gold-silver-lead-zinc mineralization at Peñasquito. The breccia pipes are believed to be related to quartz–feldspar porphyry stocks beneath the Peñasquito mine area. The current bedrock surface is estimated to be a minimum of 50 metres (and possibly several hundred metres) below the original paleo-surface when the diatremes were formed. The brecciated nature of the host rock indicates that the diatremes explosively penetrated the Mesozoic sedimentary units and it is likely that they breached the surface; however eruption craters and ejecta aprons have since been eroded away. Alluvium thickness averages 30 metres to 50 metres at Peñasquito, and this cover obscured the diatremes apart from one small outcrop of breccia near the center of the Peñasco diatreme, rising about five metres above the valley surface. The single outcrop near the center of the Peñasco pipe contained weak sulphide mineralization along the south and west side of the outcrop, representing the uppermost expression of much larger mineralized zones below.

Property Geology

            Peñasco and Brecha Azul are funnel-shaped breccia pipes, which flare upward, and are filled with brecciated sedimentary and intrusive rocks, cut by intrusive dikes. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover, and diatreme breccias extend to at least 1,000 metres below surface. The Brecha Azul diatreme, which lies to the southeast of Peñasco, is about 500 metres in diameter immediately below alluvium, and diatreme breccias also extend to at least 1,000 metres below surface. Porphyritic intrusive rocks intersected in drilling beneath the breccias may connect the pipes at depth. Polymetallic mineralization is hosted by the diatreme breccias, intrusive dikes, and surrounding siltstone and sandstone units of the Caracol Formation. The diatreme breccias are broadly classified into three units, in order of occurrence from top to bottom within the breccia column, which are determined by clast composition: sediment-clast breccia, mixed-clast (sedimentary and igneous clasts), and intrusive-clast breccias. Sedimentary rock clasts consist of Caracol Formation siltstone and sandstone; intrusion clasts are dominated by quartz-feldspar porphyry. For the purposes of the geological block model, the sediment-clast and mixed-clast breccias were combined into one unit, and are distinguished from the intrusion-clast breccia. A variety of dikes cut the breccia pipes and the immediately adjacent clastic wall-rocks. These dikes exhibit a range of textures from porphyry breccia, to quartz–feldspar and quartz-eye porphyries, to porphyritic, to aphanitic micro breccias. For the block model they are combined into a single intrusive domain.

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            The Peñasco and Brecha Azul diatremes are considered to represent breccia-pipe deposits developed as a result of Tertiary intrusion-related hydrothermal activity. Alteration, mineral zoning, porphyry intrusion breccia clasts, and dykes all suggest the diatreme-hosted deposits represent distal mineralization some distance above an underlying quartz–feldspar porphyry system. Such deposits commonly exhibit structural influence from graben faults or faulting related to cauldron subsidence. The Peñasco and Brecha Azul diatremes lie along a northwest-trending system of subvertical fractures within the central axis of the broad northwest oval of sericite–pyrite–quartz–calcite alteration. This may reflect the orientation of the porphyry intrusion underlying the known mineralization. Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a proximal sericite–pyrite–quartz (phyllic) alteration assemblage, distal sericite–pyrite–quartz–calcite assemblage, and peripheral chlorite–epidote–pyrite (propylitic) alteration halo. A halo of generally lower grade disseminated zinc–lead–gold–silver mineralization lies within the sericite–pyrite–quartz–calcite assemblage surrounding the two breccia pipes.

Exploration

            Exploration activities on the Peñasquito mine have included geological mapping, reverse circulation and core drilling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been carried out. Much of this work has been superseded by the data obtained during the drilling programs that support the Mineral Resource and Mineral Reserve estimates and by data collected during mining operations.

            From 2006 to 2013, Goldcorp completed 286 core and 93 reverse circulation exploration drill holes, plus 46 metallurgical, 40 geotechnical, 298 condemnation, and 26 in-fill drill holes supporting the Mineral Resource estimate. An updated feasibility study was completed, mining was commenced (2007), the first doré was produced (2008), mechanical completion of the first mill/flotation line (50,000 tonnes per day) (2009) and production and shipment of the first concentrates were produced and shipped (2009).

            A deep exploration drilling program was conducted between 2011 and 2014 to test for the presence of sulphide manto and skarn-hosted mineralization at depth. The exploration target was to define mineralization that might be able to support potential underground development adjacent to and/or between the Peñasco and Brecha Azul diatreme pipes. Manto and skarn-hosted mineralization was intercepted starting at 900 metres below the surface. Potentially significant skarn- and breccia- hosted mineralization was located between the Brecha Azul and Peñasco diatremes. There is also potential for additional deposit styles within the extensive Peñasquito Project, including base metal skarns and porphyry-related disseminated deposits in geological settings. Exploration for these mineralization styles is ongoing.

            The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito mine and support the genetic and geological interpretations.

Mineralization

            Both the Peñasco and Chile Colorado deposits are centered on diatreme breccia pipes, the Peñasco diatreme at Peñasco, and the Brecha Azul diatreme at Chile Colorado. The diatremes contain and are surrounded by coalesced halos of disseminated, veinlet and vein-hosted sulphides and sulphosalts containing silver and gold. Mineralization consists of disseminations and veinlets and veins of various combinations of medium to coarse-grained pyrite, sphalerite, galena, and argentite. Sulphosalts of various compositions are also abundant in places, including bournonite, jamesonite, tetrahedrite, polybasite, pyrargyrite, stibnite, rare hessite, chalcopyrite and molybdenite. Gangue mineralogy includes calcite, sericite, and quartz, with quartz, rhodochrosite, fluorite, magnetite, hematite, pyrite, garnets (grossularite–andradite) and chlorite–epidote. Carbonate is more abundant than quartz as a gangue mineral in veins and veinlets, particularly in the “crackle breccia” that occurs commonly at the diatreme margins.

            Mantos-style sulphide replacements of carbonate strata have been identified within the Caracol Formation adjacent to the diatreme pipes, beneath the clastic-hosted disseminated sulphide zones. They consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as structurally-controlled cross-cutting chimney-style, steeply dipping, fracture and breccia zones filled with high concentrations of sulphides. The sulphides are generally dominated by sphalerite and galena, but also contain significant pyrite. Gangue minerals (commonly carbonates) are subordinate in these strata-replacement mantos and cross-cutting chimneys. Stratiform and chimney mantos are characterized by their very high zinc, lead, and silver contents, with variable copper and gold contributions.

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            A new style of Copper–Gold–Silver–Zinc–Lead garnet skarn mineralization with dissolution breccias has been identified at depth between the Peñasco and Brecha Azul diatremes. Mineralization identified to date occurs within the Indidura, Cuesta del Cura and the Taraises–La Caja Formations. The main trend of this mineralization is northwest–southeast, with the best grades located between the diatremes. The skarn has horizontal dimensions of approximately 1,000 metres by 1,200 metres and is open at depth. This polymetallic mineralization is hosted by garnet skarn and associated breccias, mainly as chalcopyrite, sphalerite, gold, and silver. Gangue minerals consist of pyrite, calcite, garnet, and magnetite. The garnet skarns are often surrounded by halos of hornfels, especially in siliciclastic units, and/or marble and recrystallized limestone in carbonate units. The deep exploration programs have also identified quartz feldspar porphyry with strong sericite-pyrite-quartz-calcite and potassic alteration, which contain occasional veinlets of quartz with molybdenite, and veins with secondary biotite and magnetite disseminated in the wall rocks.

Drilling

            In 2014, Peñasquito mine completed 22,044 metres of exploration drilling. Drilling completed on the Peñasquito mine area for the period 1994 to 2014 comprises 1,462 drill holes totalling 711,891 metres. Drilling has focused on the exploration and delineation of three principal areas: the Chile Colorado Zone, the Brecha Azul Zone and the Peñasco Zone.

            Reverse circulation drilling was conducted using down-hole hammers and tricone bits, both dry and with water injection. Some reverse circulation drilling was performed as pre-collars for core drill holes. Core drilling typically recovered HQ size core (63.5 millimetres diameter) from surface, then was reduced to NQ size core (47.6 millimetres) where ground conditions warranted. Metallurgical holes were typically drilled using PQ size core (85 millimetres).

            Any break in the core made during removal from the barrel was marked with a “colour line”. When breakage of the core was required to fill the box, edged tools and accurate measure of pieces to complete the channels was the common practice to minimize core destruction. The end of every run was marked with a wooden tick and the final depth of the run. Core was transferred to wooden core boxes, marked with “up” and “down” signs on the edges of the boxes using indelible pen. The drill hole number, box number and starting depth for the box was written before its use, whilst end depth were recorded upon completion. All information was marked with indelible pen on the front side of the box and also on the cover. All core from the Goldcorp drill programs has been processed on site. Core boxes were transported to the core shed by personnel from the company that was managing the drill program, or the drilling supervisor.

Geotechnical Drilling

            Oriented core drilling for geotechnical purposes was performed in 2004 with eight core holes completed in the area of the planned Chile Colorado pit and three core holes in the planned Peñasco pit area for a total 11 core holes (4,126 metres). Core holes were oriented at an angle of 60 degrees to the horizontal and were sited to intersect the November 2005 design basis pit wall one-third of the ultimate wall height above the base of the final pit level. Core hole diameters were typically HQ3 (61 millimetres diameter) but were telescoped down to NQ3 (45 millimetres) if difficult drilling conditions were encountered. Core was recovered in a triple tube core barrel assembly. Core recovery for the Peñasquito mine drilling programs averaged 97 percent. Sample recoveries were not routinely recorded for reverse circulation holes.

            Drilling, in the period 2010 to 2014, has comprised 26 drill holes (8,400 metres). Six of these holes were sited in the Chile Colorado pit and the remainder was drilled for support of the Peñasco pit. Holes ranged in dip from vertical to 65 degrees and were either HQ3 or PQ3 in size. The drill holes were sited to provide geotechnical information for pit phase designs and for support of potential modification of pit wall slope angles in selected pit sectors. A total of 68 laboratory triaxial tests of intact rocks were performed and 52 direct shear tests to estimate the unconfined strength of the intact rock. An additional target was obtaining information on the bedding planes within the Caracol Formation. The RQD model was updated with the recent drill information, and a total of 1,211 holes were used. A total of 1,348 holes and 13 geomechanical cells were used to construct the bedding model. The additional drilling in 2014 provided data on the internal pit phase designs planned for the Peñasco pit, primarily to test the north and west pit sectors.

Metallurgical Drilling

            Metallurgical drilling was first performed between 2003 and 2006, with 13 holes (4,016 metres) completed. Holes averaged 310 metres in depth. An additional 28 core holes were drilled from 2006 to 2012, consisting of 28 holes (15,375 metres), which were typically 550 metres long. There was no additional metallurgical drilling in 2014.

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Geological and Geotechnical Logging

            Logging of reverse circulation drill cuttings and core utilizes standard logging procedures. Logs record lithologies, breccia type, fracture frequency and orientation, oxidation, sulphide mineralization type and intensity, and alteration type and intensity. In July 2013, digital logging was implemented. Logs are stored on the mine server in an exploration database. Information recorded includes lithology, alteration, minerals, structural features, oxidation description, and vein types. Core is photographed and core photographs are retained on the mine server. Video is recorded from drill collar to toe; these digital files are stored on hard disc. Geotechnical logging for pit design purposes is typically completed at three metre intervals, and recorded on compact discs. For site location purposes, geotechnical logging includes sample descriptions, Standard Penetration Test blow counts, sample numbers and visual classifications based on the united soil classification system. From 2010 onwards, all geotechnical logging has been stored in an acQuire database.

Collar Surveys

            Collar surveys have been performed by a qualified surveyor since 2002. Since preparation for mining operations commenced in 2007, all surveys have been performed using digital global positioning system instruments. All drill hole collars are identified with a concrete monument, allowing all drill holes to be identified at a later date. The monument is placed directly over the hole collar on completion of each drill hole.

Down-hole Surveys

            Down-hole surveys are completed by the drilling contractor using a single shot, through the bit, survey instrument. Drill holes are surveyed on completion of each hole as the drill rods are being pulled from the hole. Use of a gyroscopic survey instrument began in 2012, when Silver State Survey was contracted. In the first 800 metres of any drill hole, Silver State Survey takes a measurement at 50 metre intervals and at the end of the drill hole.

Deposit Drilling

            Drill hole spacing is generally on 50 metre sections in the main deposits spreading out to 400 metre spaced sections in the condemnation zones. Drill spacing is wider again in the areas outside the conceptual pit outlines used to constrain Mineral Resources. Drilling covers an area of approximately 11 kilometres east to west by seven kilometres north to south with the majority of drill holes concentrated in an area 2.1 kilometres east to west by 2.8 kilometres north to south.

            Drilling is normally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

Sampling and Analysis

            Peñasquito mine project staff has been responsible for sample collection, core splitting, run-of-mine assaying, preparation of samples, storage and security from inception to date. All analyses of exploration drill-hole and surface samples are performed by certified off-site analytical laboratories.

            Reverse circulation drill cuttings are sampled at intervals of two metres. The material is split at the drill into several portions of 12 kilograms or less. A handful of rock chips from each sample interval is collected and logged by experienced onsite geologists. Data from the drill logs is entered digitally into files for computer processing. From mid-2013, all data are entered digitally into the database.

            The standard sample interval is two metres. Some samples are limited to geological boundaries and are less than two metres in length. Logging is completed at the drill site prior to splitting. Splitting of the core is supervised by the geologist who logged the core in order to ensure sampling integrity. For condemnation drill holes, core is assayed every 2 metres out of 20 metres unless geologic inspection dictates otherwise. A senior Goldcorp geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention is taken in veined areas to ensure representative splits are made perpendicular to, and not parallel to, veins.

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            Standard reference material samples and blanks are inserted in a documented sequence into the sample stream going to the assay laboratory. Cut samples are bagged and numbered in polyethylene bags. Groups of 20 sample bags are placed in larger bags and labelled with the name and address of the laboratory, and the number and series of samples that are contained within the bag. A Peñasquito mine truck transports the sacks approximately once per week to the ALS Chemex laboratories in Guadalajara, Mexico. ALS Chemex was responsible for sample preparation throughout exploration and infill drilling phases through its non-accredited sample preparation facilities in Guadalajara. All samples were dispatched to the ALS Chemex Vancouver, Canada laboratory facility for analysis, which, at the time the early work was performed, was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified and is independent of Goldcorp. The umpire (check) laboratory is Acme Laboratories in Vancouver, which holds ISO-9000 accreditations for analysis. SGS Mexico has also been used for check analyses, which holds ISO/IEC 17025:2005 certification. The run-of-mine laboratory is not certified.

            Blanks and standard reference materials have been used in sampling programs by Goldcorp. The seven standard reference materials were prepared by Metcon Research, Tucson, Arizona from Peñasquito mine mineralization. Blank samples comprise non-mineralized limestones from the general Peñasquito mine area. Goldcorp acquired eight new standard reference materials in December 2009 which consist of Peñasquito core prepared by SGS and submitted to round-robin analyses by several certified laboratories. Blank samples utilized since 2013 consist of crushed non-mineralized sandstone from reverse circulation holes drilled in 2011 to the north of the Peñasquito mine area.

            Blast holes are sampled as whole-hole samples by an experienced sampler. Samples are taken with an engineered corer on a specified pattern on the production drillhole debris cone. Blasthole samples are approximately seven kilograms.

            During 2008, Goldcorp staff completed a total of 1,229 specific gravity measurements on drill core. An additional 127 bulk density measurements were also available from Dawson Metallurgical Laboratories Inc. Utah. Specific gravity data were then used to assign average bulk specific gravity values by lithology. From 2011, a standard procedure was implemented, whereby a density sample, 20 centimetres in length, was taken every 20 metres from core holes. Core is coated, and the specific gravity measured using the water displacement method. The operation continues to measure and add to the data base to ensure specific gravity is accurately measured for Mineral Resource and Mineral Reserve estimation.

            A number of independent data checks have been performed, in support of feasibility-level studies, and in support of technical reports, producing assessments of the database quality on the Peñasquito mine. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted. Goldcorp performed sufficient verification of the data and database to support Mineral Resources and Mineral Reserves being estimated.

Security of Samples

            Entry of information into databases utilizes a variety of techniques and procedures to check the integrity of the data entered. Digital drill-hole logging was implemented in mid-2013 using acQuire software. Assays received electronically from the laboratories are now imported directly into the database. Analytical certificates received since 2010 are stored in the database and are validated via the acQuire software. Drill-hole collar and down-hole survey data were manually entered into the database prior to 2013. Since initiation of digital logging and full implementation of the acQuire database in 2013, the collar and down-hole surveys are imported into the database using acQuire. Data are verified on entry to the database by means of built-in program triggers within the mining software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

            Paper records have been archived for all assay and quality assurance and quality control data, geological logging and bulk density information, down-hole and collar coordinate surveys. All paper records were filed by drill-hole for rapid location and retrieval of any information desired. Assays, down-hole surveys, and collar surveys were stored in the same file as the geological logging information. Sample preparation and laboratory assay protocols from the laboratories were also monitored and kept on file. Exploration data are appropriately stored on a mine server, and data are regularly backed up by the Peñasquito mine IT department.

            Historically, sample security was not generally practiced at the Peñasquito mine during the drilling programs, due to the remote nature of the site. Sample security relied upon the fact that the samples were always attended or locked at the sample dispatch facility. Sample collection and transportation have always been undertaken by Goldcorp or laboratory personnel using company vehicles. Drill samples are picked up at site by ALS Chemex, prepared to a pulp in Guadalajara, Mexico, and sent by ALS Chemex via air to the ALS Chemex analytical laboratory in Vancouver, Canada. Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory. Assay pulps and crushed reject material are returned by ALS Chemex to Goldcorp’s core shack in Mazapil for storage. Drill core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth, and coarse rejects in plastic bags are stored in cardboard boxes on steel racks in a separate locked building. The coarse reject boxes are labelled and stored by sample number.

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            Typically, drill programs included insertion of blank, duplicate and standard reference material samples. The quality assurance and quality control program results do not indicate any problems with the analytical programs; therefore the gold, silver, and base metal analyses from the core drilling are suitable for support of Mineral Resource and Mineral Reserve estimation.

Mineral Reserve and Mineral Resource Estimates

            See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25% attributable) for the Peñasquito mine as of December 31, 2014.

            Risk factors that can affect the Mineral Reserve estimates are: metal prices and exchange rate assumptions; mining, process and operatingcost assumptions; availability of water sufficient to support the mine design and process plant throughput rate assumptions; ability to permit and construct the second tailings dam by the end of 2017; social licence to operate being maintained; and any additional modifications to the proposed changes to the taxation and royalty regime.

            To support declaration of Mineral Reserves, Goldcorp prepares an economic analysis to confirm that the economics based on the Mineral Reserves over the mine life repays life-of-mine operating and capital costs. The mine was evaluated on an after-tax free cash flow basis.

            Risk factors that can affect the Mineral Resource estimates are: metal prices and exchange rate assumptions; assumptions which are used in the LG shell constraining Mineral Resources, including mining, processing and general administrative costs; metal recoveries; geotechnical and hydrogeological assumptions; and assumptions that the operation will maintain the social licence to operate.

Mining Operations

Mining Method

            Peñasquito mine is a conventional, large scale, truck-and-shovel open pit mining operation. For 2015, the operation is scheduled to mine 52 million tonnes of ore, with total material movement of 244 million tonnes. The operation is expected to benefit from the availability of a new water pipeline in 2015 and the mine schedule reflects an average throughput rate of 115,000 tonnes per day for the remainder of the mine life. The current mine plan is based on the 2014 Mineral Reserve estimates, and is expected to produce oxide and sulphide material to be processed through the existing heap leach facility and sulphide plant respectively over a 12-year mine life (2015 to 2026).

            A stockpiling strategy is currently practiced. The mine plan considers the value of the blocks mined on a continuous basis combined with the expected concentrates quality. From time to time ore material with a NSR profit value between $0.05 and $5.00 is stockpiled to process first higher-value ore. In some instances, the ore is segregated into stockpiles of known composition to allow for blending known quantities of material at the stockpile as required by the mill/customer. Stockpiling at the Peñasquito mine also allows for forward planning for ore quality to ensure optimal mill performance and consistent gold production to match, within the normal bounds of expected variability, the mine plan.

            The final pit will have one contiguous outline at surface but will consist of two distinct pit bottoms, one on the Peñasco Zone and one on the Chile Colorado (Brecha Azul) zone. Open pit mining is undertaken using a conventional truck-and-shovel fleet. Drill patterns range from nine metres by nine metres in overburden to 4.3 metres by five metres in sulphide ore. The heap leach ore drill pattern is being adjusted as needed to ensure rock fragmentation of about 127 millimetres to 152 millimetres for effective leaching.

Metallurgical Process

            The Peñasquito mine consists of a leach facility that processes a nominal 25,000 tonnes per day of oxide ore and a sulphide plant that processes a nominal 115,000 tonnes per day of sulphide ore. Mine construction commenced in 2007. Ore placement on the heap leach pad began in February 2008. On April 8, 2008, ore leaching was initiated and the first gold pour occurred on May 10, 2008. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

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Oxide Ore

            Run-of-mine oxide ore is delivered to the heap leach pile from the mine by haul trucks. Lime is added to the ore, prior to addition of the ore to the pad. Ore is placed in ten metre lifts, and leached with cyanide solution. Pregnant leach solution is clarified, filtered, and de-aerated, then treated with zinc dust to precipitate the precious metals. The precipitated metals are subsequently pressure filtered, and the filter cake smelted to produce doré.

            For 2014, a total of 3,053,039 metric tonnes was heap leached with an average grade of 0.42 grams per tonne of gold and 12.00 grams per tonne of silver for a total of 36,561 ounces of gold and 931,641 ounces of silver produced. Metallurgical recoveries averaged 56% for gold, and 24% for silver.

Sulphide Ore

            Run-of-mine sulphide ore is delivered to the crusher dump pocket from the mine by 290 tonne rear-dump–haul trucks. The crushing circuit is designed to process up to 148,000 tonnes per day of run-of-mine sulphide ore to 80 percent passing 159 millimetres. The crushing facility initially consisted of a gyratory crusher capable of operating at 92 percent utilization on a 24-hour-per-day, 365-days-per-year basis.

            For 2014, a total of 39,913,128 metric tonnes of ore with an average grade of 0.65 grams per tonne of gold, 26.78 grams per tonne of silver, 0.56% zinc and 0.25% lead was processed through the sulphide plant facility, for a total of 531,188 ounces of gold, 24,875,499 ounces of silver, 329,695,200 pounds of zinc, and 152,266,344 pounds of lead produced (payable metal). Metallurgical recoveries averaged 71% for gold, 79% for silver, 80% for zinc, and 74% for lead.

Metallurgical Opportunities

            Two upside opportunities have been identified, and evaluations of these opportunities are ongoing. The pre-feasibility studies for the CEP and Pyrite Leach Process were essentially complete at the end of 2014 and are undergoing internal review. A US Patent for the CEP was filed during the first quarter of 2014. The preliminary economic results continue to demonstrate the economics of these projects and their potential to increase the mine life at Peñasquito. The two projects are being integrated as they enter the feasibility study phase, which is expected to commence by the end of the first quarter of 2015 and be completed in early 2016.

Concentrate Enrichment Process

            Due to the complex nature of the orebody, the lead concentrate can contain relatively high levels of copper, arsenic and antimony. Goldcorp has evaluated processes for treatment of the copper concentrate for selective removal of arsenic and antimony and is developing a process for this purpose whereby arsenic and antimony would be removed from the copper concentrate, with antimony recovered separately, and a potentially marketable copper concentrate, containing gold and silver, would be produced.

Pyrite Leach

            The Peñasquito deposit contains gold, silver, lead, and zinc. Gold is primarily recovered into a lead concentrate, with recoveries typically in the 65 percent to 70 percent range. The majority of unrecovered gold is associated with pyrite, which is not recovered by the current flotation process.

            To increase overall gold (and silver) recovery, an evaluation is underway to assess the economic viability of leaching a pyrite concentrate, which will be recovered from the current zinc flotation tailing. This concentrate can subsequently be ground and leached with cyanide to recover a portion of its precious metal content.

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Camino Rojo Project Synergies

            At the Camino Rojo Project, located approximately 50 kilometres from the Peñasquito mine, the focus of ongoing pre-feasibility study work will continue on the evaluation of the project as a supplemental ore source to the existing Peñasquito mine facility, in addition to a small, stand-alone oxide heap leach plant. This approach has the potential to generate the highest rate of return given the significantly lower capital costs versus building a separate processing facility at Camino Rojo Project.

            Due to the positive pre-feasibility study results for the CEP and Pyrite Leach Process projects, in combination with the revised approach to the development of Camino Rojo, the focus in 2015 will be on the completion of a revised mine plan for the Peñasquito mine that incorporates all three projects over the life of the Peñasquito mine. Goldcorp believes that this revised mine plan demonstrates strong potential to significantly increase the value of Peñasquito and materially extend its mine life.

Markets / Contracts

            Goldcorp currently has an operative refining agreement with Met Mex Penoles for refining of doré produced from the Peñasquito mine. Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world. Part of the silver production is forward-sold to the Company.

            The markets for the lead and zinc concentrates from the Peñasquito mine are worldwide with smelters located in Mexico, North America, Asia and Europe. Metals prices are quoted for lead and zinc on the London Metals Exchange and for gold and silver by the London Bullion Market Association. The metal payable terms and smelter treatment and refining charges for both lead and zinc concentrate represent typical terms for the market and qualities produced by the Peñasquito mine. In addition to the forward sales contract for silver production with the Company, Goldcorp has entered into sales and collar option agreements for the base metals volumes in relation to Peñasquito mine concentrate sales.

Taxes

            The income tax rate applicable to corporations in Mexico was increased from 28 percent to 30 percent effective January 1, 2014. In addition, a tax-deductible mining royalty of 7.5 percent on earnings before the deduction of interest, taxes, depreciation and amortization, as well as an additional 0.5 percent royalty on precious metals revenue (applicable to precious metals mining companies) are effective January 1, 2014.

Environment

            Various baseline studies, with respect to water, air, noise, wildlife, forest resources and waste and materials have been completed. Environmental permits are required by various Mexican Federal, state and municipal agencies, and are in place for project operations. The initial project environmental impact assessment was authorized on December 18, 2006. This initial document was prepared based on a production rate of 50,000 tonnes per day. Additional impact assessments for extensions or modifications to increase permitted capacity to 150,000 tonnes per day have been filed and approved since 2008. Reviews of the environmental permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Peñasquito mine support the declaration of Mineral Reserves.

Exploration and Development

            Exploration potential remains under the current open pits, and may support underground mining; such an alternative is under consideration through planned conceptual-level engineering studies. The skarn and mantos mineralization identified at depth may also support a potential underground operation; studies are also planned to investigate this option. Currently no underground Mineral Resources or Mineral Reserves are declared. In 2014, regional geophysical surveys were carried out, and this information is currently being assimilated into a regional geology model for identification of potential exploration targets.

            In 2015, exploration at the Peñasquito mine will continue to focus on defining the copper-gold, sulphide-rich skarn mineralization located below and adjacent to the current Mineral Reserves. The skarn geologic potential model will be incorporated into the existing resource model to determine what parts of the deposit would require higher drilling density for conversion to resource. Following identification of these areas, the drilling would then commence. Drilling will also test other targets on the property.

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Production Information

            The following table summarizes 2008 to 2014 silver production (100% basis) from the Peñasquito mine:

Oxides	Units	2008	2009	2010	2011	2012	2013	2014
Produced
Payable Gold	(oz)	20,000	83,200	78,399	55,800	42,669	62,300	36,600
Produced	(oz)	1,356,000	2,600,000	3,006,262	1,891,000	1,420,300	1,684,100	931,600
Payable Silver
Sulphides
Produced	(oz)			89,800	198,300	368,594	341,500	531,200
Payable Gold
Produced	(oz)			10,946,400	17,154,500	22,284,558	20,763,300	24,875,500
Payable Silver

PASCUA-LAMA PROJECT, BORDER OF CHILE AND ARGENTINA

            The following description of the Pascua-Lama project is based on the information disclosed in the annual information form of Barrick filed on March 27, 2015. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Pascua-Lama project in this document.

General Information

            The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometres southeast of the city of Vallenar, Chile, 380 kilometres by road northwest of the city of San Juan, Argentina and approximately 10 kilometres from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 metres above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997.

            In both Chile and Argentina, Barrick, through its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA (“CMN”), and its wholly-owned Argentinean subsidiary, Barrick Exploraciones Argentina S.A. (“BEASA”), owns the mining property in the project area. The mining rights have no expiry date, provided the applicable annual land payments are made.

            The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty (the “Protocol Area”) and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty. An increase in the size of the Protocol Area has been requested to include certain additional project-related infrastructure. This request has been approved by Chile and is expected to be approved by Argentina in due course. In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama project, which avoids double taxation for the project under the rules of the Mining Treaty. The provisions of the April 2009 agreement remain in force despite the termination of several double taxation treaties by Argentina in 2012, including the general 1976 double taxation treaty with Chile.

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            The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both, Vallenar, Chile and San Juan, Argentina.

            Primary road access in Chile initially was via a 126 kilometre public road (route C 485 and route C 489) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometres on Barrick private road to the Protocol Area access control point at Tres Quebradas. In January 2013, the project completed the upgrade of approximately 60 kilometres of an existing public road from Punta Colorada and the construction of 48 kilometres of new road to join the road from Alto del Carmen which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometres up to the entry to the mine site at La Mesa.

            Primary access in Argentina will be by public highways to Tudcum, some 200 kilometres north of the San Juan Province capital city of San Juan and from there 157 kilometres on an existing private road to the access gate to Barrick´s Veladero mine, and another 30 kilometres through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another five kilometres to the process plant site.

            Sufficient surface rights have been obtained for current operations at the property.

Development

            Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at the Pascua-Lama project, except for those activities required for environmental and regulatory compliance. Barrick had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina has postponed and reduced near-term cash outlays, and will allow Barrick to proceed with development at the appropriate time. The ramp-down was completed on schedule and budget in mid-2014 and the project is now on care and maintenance.

            In 2015, Barrick anticipates expenditures of approximately $170 to $190 million for the project, including approximately $140 to $150 million (which is expected to be expensed) for care and maintenance, including water management system costs as discussed in further detail below, and approximately $30 to $40 million (which is expected to be capitalized) for other project costs, including those related to permit obligations in Argentina and Chile. Barrick is preparing new business and execution plans to optimize remaining construction activities at the Pascua-Lama project. If that plan aligns with Barrick’s capital allocation objectives and demonstrates an acceptable return on invested capital of at least 15 percent, the Company will consider resuming development of Pascua-Lama. A decision to re-start development will also depend on more certainty regarding legal and permitting matters. For more information about these matters, see “ – Environment”. Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

            Independent of any re-start considerations, Barrick is engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. The engineering studies indicate that an increase in the capacity of the water management system will be required above the volume approved in the project’s Chilean environmental approval. Barrick expects to commence the permitting process for the new water management system in mid-2015.

            In 2009, Barrick entered into the Pascua-Lama Silver Purchase Agreement with the Company whereby it sold the equivalent of 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. Barrick initiated the closure of the Pierina mine in August 2013 and does not anticipate significant silver production from that mine in future years. In return, Barrick was entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. Barrick received the final cash installment payment of $137.5 million in 2012. Barrick had provided the Company with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. In 2014, the Company agreed to extend the completion date for Pascua-Lama to June 30, 2020 and will continue to receive silver production from the Lagunas Norte, Pierina (now in closure) and Veladero mines until March 31, 2018. If the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by the Company, in which case the Company will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. At December 31, 2014, the remaining cash obligation was $341 million.

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            Barrick is aware of a number of actions that have been initiated against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project. Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick. In 2011, Mountain-West Resources Inc. (“MWR”) issued a series of false and misleading press releases in which MWR falsely claimed that the Chilean portion of the Pascua-Lama project is not owned by Barrick but is instead owned by a third party who had granted MWR an option to acquire 50% of that property. Barrick has advised MWR that these statements are false and misleading, and has vigorously opposed all attempts by MWR and its associates to interfere or otherwise challenge the ownership and possessory rights of Barrick or its subsidiaries that are needed to develop the Pascua-Lama project. Based on the information currently available to Barrick, none of these actions or complaints is believed to present a significant risk to the development of the Pascua-Lama project.

            In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the Inter-American Commission on Human Rights (“IACHR”) claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project. Barrick is not a party to the proceedings and Barrick believes that the petitioner’s claims are without merit. Depending on the decision reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

            In December 2013, the Province of San Juan, Argentina adopted a new provincial law that creates a registry of approved local suppliers to be administered by the provincial mining ministry. In order to be designated as a “local supplier,” a company must be based and domiciled in the Province of San Juan, and must also hire 80% of its work force from the Province of San Juan. The new law requires mining companies conducting exploration or exploitation activities in the Province, such as Barrick, to allocate 75% of their annual purchases or contracts to such local suppliers. Barrick is continuing to evaluate a possible judicial or administrative challenge to the new law.

            In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Pascua-Lama’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities at Pascua-Lama were not impacted by these measures in 2014.

            In December 2014, Chile’s president proposed labor law reforms that would strengthen the rights, agreements and collective bargaining ability of labor unions in the country. Barrick is evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

Geology

            The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

            Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

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            Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimetres up to hundreds of metres. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccia pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 metres long and up to 250 metres in width, while underground, between 200 and 400 metres below the surface, the composite body measures about 550 metres in length and up to 130 metres in width. It extends to at least 700 metres below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 metres long, up to 150 metres wide, and extends up to 300 metres below surface.

Mineral Reserve and Mineral Resource Estimates

            See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25% attributable) for the Pascua-Lama project as of December 31, 2013.

Mining and Processing

            The Pascua-Lama project is designed as a large-scale open pit operation centered at an elevation of 4,800 metres with processing facilities having an initial designed throughput capacity of 45,000 tonnes per day. The current design plan calls for non-refractory oxide ore that is produced by the mine to be subject to cyanide leaching and refractory sulfide ore to be subjected to flotation prior to cyanide leaching of the flotation tailings. Both ore types will need to be ground and washed. The plan calls for development of the processing facilities to be staged to reflect changes to the composition of the ore over the mine life. The designed facility would produce doré bullion and gold/silver/copper flotation concentrates.

            The planned plant would consist of primary crushing, wet grinding in autogenous mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, neutralization, cyanide detoxification, precipitation using Merrill-Crowe, retorting, smelting and tailings deposition. For the treatment of the refractory ore, a flotation circuit will be added. The processing plant is designed to operate 24 hours a day, 365 days per year. The average design throughput would be approximately 2,000 tonnes per hour. Based on existing reserves and the designed production capacity, the expected mine life would be approximately 25 years.

            Until permanent power is required at site, temporary construction power will be provided by diesel generator. The temporary construction generators will be suitable for use as emergency back-up generators during operations in the event of a primary power failure. Permanent electrical power for the project will be provided by a single circuit 220 kV 106 kilometre line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile. From there, separate 220 kV lines will be provided for power supply to the substations located at the process plant in Argentina (47 kilometres) and the mine facilities in Chile (23 kilometres). The construction of the primary power supply system was completed in mid-2013.

Environment

            The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received conditional Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in April 2001 and, in December 2004, CMN submitted a second EIA in respect of modifications of the project. CMN received conditional approval of the EIA from Chilean environmental regulatory authorities in February 2006. In San Juan Province, BEASA submitted an Environmental Impact Report (Informe de Impacto Ambiental, “IIA”) in 2000 to support the environmental approval process for the Argentine components of the project. In 2004, BEASA developed an updated IIA assessing the cumulative environmental impacts of the Pascua-Lama project and the nearby Veladero mine. BEASA received conditional approval of the project from the San Juan, Argentina environmental regulatory authority in December 2006. Under Argentine law BEASA is required to update the IIA at least every two years. To date, BEASA has submitted four IIA updates, with the last update submitted on March 14, 2014.

            The environmental impacts of Pascua-Lama were reviewed during the course of the Argentine and Chilean environmental assessments. CMN and BEASA have developed environmental management plans addressing the key environmental aspects of the project for construction and operation phases. Most of the ore and waste rock to be excavated from the open pit is defined as potentially acid generating due to its geochemical characteristics. In the upper Estrecho valley in Chile where the waste rock is planned to be stockpiled, project development plans include a water management system to divert non-contact waters around the waste rock facility and to collect and treat any drainage from the waste rock. Treated water would be utilized in the mine for industrial purposes (mainly fugitive dust control) and discharged within environmental and sectorial standards to the Río Estrecho.

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            Operational failures occurred in December 2012 and January 2013 in the project’s non-contact water management system. CMN reported these instances of non-compliance to Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”). In May 2013, CMN received a resolution from the SMA (the “SMA Resolution”) that requires Barrick to complete the water management system in accordance with the project’s environmental permit before resuming construction activities in Chile, and also required CMN to pay a $16 million administrative fine. Barrick paid the fine in May 2013 and submitted a compliance plan to the SMA to complete the water management system, subject to regulatory approval of specific environmental and sectorial permit applications. In June 2013, a group of local farmers and indigenous communities challenged the adequacy of the fine imposed by the SMA Resolution and requested more severe sanctions against CMN. On March 3, 2014, the Chilean Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million paid by Barrick in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the environmental permit. On December 30, 2014, the Chilean Supreme Court issued a ruling in which it declined to consider CMN’s appeal of the March 3, 2014 decision of the Environmental Court on procedural grounds. The SMA did not file a challenge to the Environmental Court’s decision. As a result of the Supreme Court’s ruling, the SMA will now reevaluate the administrative fines it imposed on the Pascua-Lama project.

            As described above, the engineering studies for the project’s permanent water management system indicate that an increase in the capacity of system will be required above the volume approved in the project’s Chilean environmental approval. Barrick expects to commence the permitting process for the new water management system in mid-2015 (see “ – Development”).

            Even if the project’s water management system is completed to the satisfaction of the SMA, a decision to re-start construction will still be contingent upon improved project economics and the resolution of other outstanding legal proceedings (see “– Development” above). In addition to the challenge to the SMA Resolution referenced above, the group of local farmers that brought an environmental damage claim against CMN may appeal a March 23, 2015 decision of the Environmental Court that found that the Pascua-Lama project has not damaged glaciers in the project area.

            CMN initiated a review of the baseline water quality of the Río Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review is to establish whether the water quality baseline has changed since the project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. Such actions could include changes to the manner in which the water quality of the Río Estrecho is measured as well as potentially significant modifications to the project’s environmental monitoring and water management systems, as determined by the relevant Chilean environmental authorities. CMN has requested that certain aspects of its environmental approval relating to water quality be held in abeyance while this review is ongoing. This request remains under consideration by Chile’s environmental authorities.

            On March 4, 2015, Chile’s environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law in the current legislative session that, among other provisions, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under the proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. Barrick is evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

            The process plant in Argentina will be designed to utilize sodium cyanide to recover gold and silver from the ore. The process plant and tailings storage facility have been designed to prevent process solutions from being released to surface water or groundwater. The design calls for these facilities to be lined and to include seepage detection and collection systems. The design of these facilities will include treatment through a cyanide destruction circuit. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code are being implemented for the project.

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            Barrick is working with the Argentine authorities to improve the quality of discharge water that flows from a partially completed underground tunnel connecting the Chilean and Argentine sides of the project. The tunnel water is being neutralized prior to discharge, and work includes improved desiltation and sedimentation, discharge storage, and the installation of a water treatment plant that is expected to be operational in 2016.

            On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Pascua- Lama has not impacted glaciers or peri-glaciers. Barrick has challenged the constitutionality of the federal glacier law before the National Supreme Court of Argentina, which has not yet ruled on the issue.

            At December 31, 2014, the recorded amount of estimated future reclamation and closure costs that were recorded under International Financial Reporting Standards (“IFRS”) as defined by IAS 37, and that have been updated each reporting was approximately $120.7 million.

Exploration, Drilling and Analysis

            As of December 31, 2014, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,222 reverse circulation holes, 300 diamond drill core holes, 282 underground diamond drill core holes, 1,785 underground channel samples, 577 surface channel samples, 204 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 330,971 metres of reverse circulation holes, 82,288 metres of diamond drill holes, 66,980 metres of underground diamond drill holes, 16,496 metres of underground channel samples and 16,254 metres of channel samples. The drill hole spacing is variable, approximately 30 to 50 metres in the Esperanza area and 50 to 80 metres in the Pascua area. No exploration drilling is currently planned for 2015.

            Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Pascua-Lama. All drill hole collar, survey and assay information used in modeling and resource estimation are externally and internally verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by independent laboratories in Santiago, Chile. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

            Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

            Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% Boca Mina for minerals extracted from Argentinean soil. This Boca Mina is defined as the sales value of the extracted minerals less certain permitted expenses. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.433% to 9.555% and a 1.91% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina, not currently included in the mine plan. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

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            In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary”. Should such export duty continue to be in place at the time that Barrick commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duty.

            In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

            In September 2013, Argentina adopted a new 10% tax on dividends paid by Argentine entities to individuals and non-resident investors. Barrick believes that this withholding tax is not applicable to dividends to be paid by the Argentine side of the Pascua-Lama project as a result of an existing tax stability arrangement.

            As of December 31, 2014, the Pascua-Lama project received $543 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. These amounts must be repaid if the project does not enter production by 2017. However, in light of the temporary suspension of construction of the Pascua-Lama project, Barrick currently expects to be able to extend the 2017 deadline in order to avoid repayment of these amounts. As of December 31, 2014, the Pascua-Lama project recorded $461 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

SALOBO MINE, BRAZIL

            Christopher Jacobs, CEng MIMMM, Vice President and Mining Economist, Micon International Ltd., James Turner, CEng MIMMM, Senior Mineral Process Engineer, Micon International Ltd., Barnard Foo, P. Eng., M. Eng, MBA, Senior Mining Engineer, Micon International Ltd. and Jason Ché Osmond, FGS, C.Geol, EurGeol, Senior Geologist, Micon International Ltd. prepared a technical report in accordance with NI 43-101 entitled “Technical Report on the Mineral Reserves and Mineral Resources of the Salobo Copper-Gold Mine Carajás, Pará State, Brazil” dated March 19, 2013 (the “Salobo Report”). Christopher Jacobs, James Turner, Barnard Foo and Jason Ché Osmond are qualified persons under NI 43-101. The following description of the Salobo mine has been summarized from the Salobo Report with updates where appropriate and readers should consult the Salobo Report to obtain further particulars regarding the Salobo mine. A copy of the Salobo Report is available under the Company’s profile on SEDAR at www.sedar.com.

Property Description and Location

            The Salobo mine is a copper-gold deposit located approximately 80 kilometres northwest of Carajás, Pará State in northern Brazil. Geographic coordinates for the property are 5°47’25” S latitude and 50°32’5” W longitude.

            The Salobo mine comprises a single claim and is permitted for mining copper and gold under National Department of Mineral Production (“DNPM”) 807.426/74. The area of the property is 9,180.61 hectares, as defined by Exploration Permit no. 1121, dated 14 July, 1987. Brazilian legislation separates the ownership of the surface rights from mineral ownership. A mining company can operate a mine even if does not own the surface, provided it owns the minerals. In this case it is necessary to pay a royalty to the surface owner. The royalty is calculated as 50% of the CFEM (Compensation for Financial Exploitation of Mineral Resources), which is paid to the government. The mining concessions are updated every year on presentation by Vale of the annual report of mining production to the DNPM. The Salobo mine received its first Operating Licence No. 1096/2012 on November 5, 2012, valid for four years. Vale maintains that the company holds clear mineral title to the deposit areas and has the necessary permits for operation of the mine.

            The area is well-served by railroads and highways that connect the seaport and other cities. Air service is available at the Carajás airport, which is approximately 70 kilometres southeast of Salobo and is capable of receiving commercial aircraft. There are regular flights to Belém (capital city of Pará state, population 2 million) and to other Brazilian cities. The city of Marabá is approximately 240 kilometres east-northeast from Salobo by highway.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

            The tropical climate, typical of the Amazon region, is humid and hot with a temperature ranging from 17 degrees Celsius to 32 degrees Celsius, and averaging 27 degrees Celsius. The average humidity is about 76 percent and the average annual rainfall is approximately 192 centimetres. The rainy season extends from December to April, with most rainfall occurring in February and March.

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            In the Salobo mine area, surface elevations range from 190 to 520 metres, compared to the elevation of 850 metres attained on the Carajás Ridge to the southeast. The topography is fairly steep: the Salobo ridge, where the deposit is located, has a nominal slope of 2.5H:1.0V. On either side of the Salobo ridge are the Cinzento and Salobo Rivers, respectively, both of which flow into the Itacaiúnas River. The latter flows into the Tocantins River, close to the city of Marabá.

            Salobo is within the Flona de Tapirape-Aquiri national forest which is 190,000 hectares in area. The deposit is in the northwestern portion of the Carajás Reserve. The main ecosystem is tropical forest, which is dominated by relatively dense trees with substantial brush in the under-storey.

            Mining is the primary industry of the area. As well as Salobo, Vale also operates a very large iron ore mine at Carajás, and the established Sossego copper mine.

            Concentrate produced at the mine is hauled by 40 tonne (gross weight) highway trucks 85 kilometres on the highway to a rail-loading site located approximately ten kilometres north of the town of Parauapebas. From there, it is transported by train 870 kilometres to Itaqui port located near the coastal city of São Luís in the State of Maranhão.

            Electrical energy is supplied from Tucuruí, a 8,370 megawatt hydroelectric generating station on the Tocantins River, 200 kilometres north of Marabá, and 250 kilometres due north of Parauapebas. An 87 kilometre overhead transmission line (230 kilovolts) supplies the Salobo site. There is no ring feed.

            Process make-up water comprises runoff, direct precipitation and contribution from Igarape Mirim within the tailings storage basin.

            The Salobo TSF, comprising an earth dam and concrete-lined spillway, was designed for Vale by Brazilian engineering company BVP Engenharia to withstand a one in 10,000 year event. The TSF, when completed to a height of 285 metres, will have sufficient capacity to store tailings resulting from the planned 40 years of production. At present, work is underway to lift the impoundment from 170 metres above sea level to an intermediate design height of 220 metres above sea level. Potentially, the TSF site could also store the material presently identified as mineral resources.

History

            The Salobo copper deposit was discovered in 1974 during exploration carried out by Companhia Vale do Rio Doce, now known as Vale (“CVRD”) personnel. In 1977, a detailed exploration program commenced and in 1978 the presence of copper sulphides associated with magnetic schist was confirmed and the first drill hole was completed that intersected a mineralized interval of 140 metres at 0.45 percent Copper.

            From 1985 to 1987, a pilot-scale study was carried out at Salobo and, in July, 1987, mining rights were awarded to CVRD. On 29 June, 1993, Salobo Metais S.A. (“SMSA”) was created as a joint venture between CVRD and Morro Velho Mining, to further study the economic viability of the deposit. In 1997, almost 30,000 metres of drilling was completed to support a pre-feasibility study directed by MRDI. This was followed in 1998 with the first feasibility study. Subsequently in 2001, a revised feasibility study was completed by Kvaerner, which was then updated in 2002 by AMEC E&C Services Inc. CVRD acquired a controlling interest in the property in June, 2002.

            The period 2002 and 2003 saw an additional 72,000 metres of drilling completed. There followed a number of independent mineral resource models and audits by Snowden (2003), Golder and AMEC (2004), Pincock, Allen and Holt (2005 and 2008), and Golder (2010). The latter went on to prepare the current (2012) block model and Mineral Resource estimate. The definitive feasibility study was completed by Fluor JPS in June, 2004.

            In 2007, CVRD changed its name to Vale S.A.

            Pre-stripping operations were commenced at the Salobo mine in 2009, and the Phase I process plant commenced commissioning and ramp-up in April, 2012. Phase II started operation in June, 2014 and is currently ramping up to designed capacity.

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Geology and Mineralization

Regional Geology

            The Carajás Mining District, located in the southeast of Pará State, Brazil, is a unique geologic feature covering an area of about 30,000 square kilometres (300 kilometres by 100 kilometres), between the Xingu and Tocantins / Araguaia Rivers.

            The Carajás Province is a major late Archean basin, deformed into a sigmoid shape, trending west-northwest – east-southeast. The Carajás sigmoid shape is further defined by several major west-northwest – east-southeast lineaments such as the Carajás and Cigano sinistral fault zones. Northeast and northwest fault systems crosscut the region.

            The Carajás Archean volcano-sedimentary sequence is composed mainly of bimodal volcanic, chemical sediments, including the gigantic banded iron formations (BIF) that host the largest iron deposits in the world, and pyroclastic and clastic sediments. Several Archean intrusive units, the calc-alkaline Plaquê Suite (2.77 billion years old), and the alkaline Salobo and Estrela granites (2.5 billion years old), are known to have a strong correlation with copper–gold mineralization in Carajás. There are many generations of mafic bodies including some that are post-mineral dykes. A Proterozoic suite (1.88 billion years old) of alkaline granites, the central Carajás granite, Cigano, and Pojuca granites, also intrude the Carajás sequence. Several generations of younger mafic dykes crosscut the entire sequence.

            The Carajás volcano-sedimentary sequence has been locally named the Itacaiúnas Supergroup, which has been tentatively divided from top to the bottom into:

I.

Igarapé Bahia Group – is composed of mafic volcanic: lavas, tuffs and breccias, meta-sediments and BIF, with deposits of copper, copper-iron, copper-gold-Mo-silver including the Igarapé Bahia (18 million tonnes at 4.0 grams per tonne gold in the weathering profile) and Alemão/Bahia deposits (120 million tonnes at 1.1 percent copper and 1.5 grams per tonne gold). The Serra Pelada oxide-gold deposit is hosted by an overlying clastic metasedimentary sequence.

II.

Grão Pará Group - consists of the basal Parauapebas Formation made up of bimodal volcanic rocks with various degrees of hydrothermal alteration, metamorphism and deformation. The Parauapebas is overlain by the Carajás Formation, which hosts the gigantic Fe deposits (18 Bt at 15 percent iron).

III.

Igarapé Pojuca Group - comprises basic to intermediate volcanics (frequently with cordierite- anthophyllite alteration), amphibolites, gneisses and chemical sediments (cherts), BIF of oxide-silicate facies and schists of various compositions. The BIF unit hosts the Pojuca copper-zinc deposit.

IV.	The Igarapé Salobo Group – is composed of iron-rich sediments associated with quartzites and gneisses, amphibolite facies of metamorphism, which includes the Salobo copper-gold deposit.

            The basement of the Carajás sequence comprises a gneissic terrain with remnants of Archean greenstone belts. Copper and gold mineralization within the province is associated with Archean felsic intrusives (Plaquê and Estrela Granites). Proterozoic anorogenic felsic intrusives (dykes) and Mesozoic mafic dykes crosscut the Carajás Sequence and the gneissic terrain.

            The Salobo and Sossego gold–copper deposits lie within the Carajás belt of the Amazon craton. Basement rocks comprise gneisses and migmatites of the Xingu Complex and orthogranulites of the Pium Complex that were metamorphosed at about 2.8 Ga. In the Carajás belt, the basement assemblage defines a broad, steeply dipping, east-west trending ductile shear zone (Itacaiúnas shear zone), which experienced multiple episodes of reactivation during the Achaean and Palaeoproterozoic. Unconformably overlying the basement is a sequence of volcano-sedimentary rocks of Archaean age (2.75 billion years ago), the Itacaiúnas Supergroup. The basal unit is the Grão Pará Group that includes greenschist-facies metamorphosed metavolcanic rocks and BIF.

            Sandstone and siltstone deposited in a shallow marine to fluvial environment (Águas Claras Formation), dated at 2.645 billion years old to 2.681 billion years old, overlie the volcanic rocks of the Grão Pará Group. The volcano-sedimentary sequence has been intruded by granitic rocks of various ages. Palaeoproterozoic intrusions (ca. 1.88 billion years old) include several anorogenic granitic plutons, such as the Central Carajás and Cigano granitoids. Achaean intrusions include granitoids and diorites of the Plaquê Suite (ca. 2.74 billion years old), younger alkaline granitoids (ca. 2.57 billion years old), such as the Estrela Complex, the Old Salobo Granite (2.573 ± 0.002 billion years old) and the Itacaiúnas Granite.

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Property Geology

            The Salobo mineralization is hosted in the biotite-magnetite (BDX) and amphibolite magnetite schists (“XMT”) along the trend of a steeply dipping sequence of metamorphic rocks. Granitic intrusives (granitoid, GR) occur adjacent to the north side of the sequence of rocks and a series of much younger diorite dykes (diabase, DB) crosscut the mineralization forming barren zones. Copper mineralization occurs as chalcocite and bornite, with subordinate quantities of chalcopyrite, together with variable proportions of molybdenite, cobaltite, covellite, gold and silver, contained in schists with variable proportions of magnetite, amphibole, olivine, garnet, biotite, quartz and plagioclase. Brittle-ductile shear zoned deformation has resulted in lenticular shaped ore shoots that characteristically show close associations between copper mineralization and magnetite contents.

            Near-surface weathering of the bedrock in the deposit area has produced a humid, clayey saprolite surface layer. The sulphide mineralization in the upper 20 metres to 25 metres part of the saprolite has been oxidized, while the lower five metres to ten metres of the saprolite contains variable sulphides, and is transitional downward into fresh, sulphide-bearing bedrock. The oxide saprolite layer has been partially leached by groundwater resulting in a significant reduction in the copper and gold content. The sulphide saprolite is a transitional unit for which leaching has also reduced the copper and gold content, but to a lesser degree than the oxide saprolite. The lack of sulphides and the reduced grade in the oxide saprolite prohibits it from currently being considered of economic interest.

            Magnetite Schist (XMT)

            XMT is represented by massive, foliated and banded rocks, with predominant magnetite, fayalite, grunerite, almandine and secondary biotite. Granoblastic textures with polygonal contacts in magnetite and fayalite are common. The presence of fayalite is marked by the replacement of grunerite and greenalite and transformation into magnetite and other sulphides. Iron-potassic alteration is common, creating schistosity in biotite units.

            The southeast portion of the deposit hosts hastingsite, replaced partially by actinolite, grunerite and sulphide minerals. Fluorite, apatite, graphite and uranium oxides are associated with this assemblage, Fe-silicate minerals and alteration products of fayalite.

            Garnet-Grunerite Schist (DGRX)

            These are massive rocks with local development of schistosity. The rocks with significant almandine and grunerite content have isotropic texture or very few schistosity structures, with nematoblastic and granoblastic texture. The main mineralogical composition consists of almandine and cummingtonite-grunerite, with magnetite, hematite, ilmenite, biotite, quartz, chlorite, tourmaline and subordinate allanite. Fluorite and uraninite generally occur in veinlets related to stilpnomelane, calcite and grunerite.

            Biotite Schist (BDX)

            This unit is the most common lithology at Salobo and consists of medium to coarse-grained material with anastomosed foliation. The mineral assembly is characterized by biotite (responsible for the foliation observed within the rocks), garnet, quartz, magnetite and chlorite. The assemblage with garnet, magnetite, grunerite and biotite is partially replaced by a second generation of biotite and magnetite with chlorite, K feldspar, quartz, hematite and sulphides. Tourmaline, apatite, allanite, graphite and fluorite generally occur throughout this unit.

            Feldspar-Chlorite Mylonite (ML)

            The feldspar-chlorite-quartz mylonite is characterized by mylonitic foliation, produced by the orientation of rims of chloritized deformed biotite, hastingsite, elongated quartz and saussuritized plagioclase (K-feldspar, epidote and muscovite alteration). Porphyroblastic garnet is partially or totally replaced by chlorite and epidote. Allanite and apatite generally occur throughout this lithology.

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            Metavolcanic Basic (MTB)

            This group of massive coarse-grained rocks is characterized by Fe-hastingsite and/or hornblende and plagioclase with chlorite alteration. It occurs irregularly in the system, but is concordant with other lithotypes in abrupt contacts, probably hydrothermally altered intrusive basic relicts within the package of volcanic rocks.

            Quartz Mylonites (QML)

            Quartz mylonites are grey or white in colour, passing through green to red. Where present, Fe-oxides are medium to fine grained, foliated and composed predominantly of quartz, muscovite, sericite, sillimanite and chlorite. Accessories, such as biotite, feldspar, magnetite, almandine, tourmaline, zircon and allanite are common. It is possible to differentiate: (a) red quartz-feldspathic rocks formed by K-feldspar and quartz and which may be a product of shearing between the gneissic basement and the supracrustal rocks; and (b) chlorite schists, mainly composed of chlorite and quartz, that represent intense hydrothermal alteration. This unit is found near the southern border of the deposits, close to important brittle shear zones, which may be interpreted as conduits for hydrothermal fluids.

            Old Salobo Granite (GR)

            The Old Salobo Granite occurs as a stockwork of approximately 2,573 ±2 million years old. The rocks appear colorless-pink to grey, coarse grained and with mylonitization in some areas. The main mineralogy is composed of K-feldspar (orthoclase-microcline), oligoclase, quartz, augite, hornblende, chlorite and, rarely, magnetite. There is no evidence of contact metamorphism with the host rocks. The mylonitic aspects that appear both in granite and host rocks are likely to have formed during the deformation phase.

            Young Salobo Granite (GR)

            The Young Salobo Granite occurs as small northwest-trending sills, hosted by the supracrustal sequence and by the gneisses of basement. It corresponds to the youngest granitic intrusion detected by drilling in the Salobo area. In some porphyritic portions, the matrix is aphanitic, containing a porphyry of red albite (Fe-oxide in micro-fractures) and chlorite pseudomorphed by biotite. This mineral assemblage is composed of fine to medium grained, equigranular, hypidiomorphic grains of albite/oligoclase, orthoclase, quartz, chlorite, with minor epidote, zircon, fluorite, magnetite, chalcopyrite and pyrite. Deformation was not observed and the structure is isotropic. Age dating indicates an age of 1,880 ±80 million years old.

            Diabase (DB)

            Diabase is located in southeast of the deposit, striking at approximately N70°E, while in the northwest of the deposit striking near to N20°W. The predominant minerals comprising the rock type are augite, plagioclase, magnetite, ilmenite and quartz. The fine grained diabase has an age of 553 ±32 million years old, while the more granular margins are dated at 561 ±16 million years old. This unit represent the last magmatic event of the area. The dykes are set within shear/fault lateral geometries to (N70°E) and frontal geometries (N20°W), probably developed before the intrusions, in a compressional regime modified by an extensive regime.

            Rhyolite (RIO)

            Rhyolite dykes are grey-reddish in colour, porphyritic in texture within an aphanitic matrix. The majority are composed of K-feldspars, plagioclase, quartz, amphibole in a matrix cut by quartz veinlets. In drill holes the occurrence is rare or an ultimate phase.

Mineralization

            The sulphide mineralization consists of assemblages of magnetite-chalcopyrite-bornite and magnetite bornite- chalcocite. Variable amounts of molybdenite, cobaltite, safflorite, gold and silver, also exist hosted by rocks which contain magnetite, fayalite, grunerite, garnet, biotite, quartz and plagioclase. The mineralization is related to Fe-rich rocks and occurs in lenticular shears and hydrothermally altered zones. The chalcopyrite is associated with magnetite schists (XMT) rich in fayalite and magnetite.

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            Different styles of mineralization can be found: disseminated, with planar structures (stringers) parallel to rock, associated with local concentrations of magnetite and/or garnet, filling or surrounding the fractures of mineral grains (stock works); in cleavages of amphiboles and platy minerals, consisting of massive sulphide, parallel to bedding of hosted rocks in some cases, as well as remobilized mineralization in shear zones. Chalcopyrite, bornite, and chalcocite occur interstitially in silicate minerals. These sulphide minerals are commonly found filling the cleavage planes of biotite and grunerite. Hematite is rare but, in places, comprises as much as four percent by volume. It exhibits tabular texture (specularite), with infilling bornite and partial replacement by magnetite.

            Native gold grains are observed locally, mainly occurring as inclusions in cobaltite and safflorite or interstitial to bornite. In addition, ilmenite, uraninite, allanite, fluorite and apatite occur as accessory minerals. The above textural relationships indicate that mineralization was firstly marked by an oxide stage, with a subsequent sulphide stage.

            Molybdenite occurs interstitial to magnetite, and shows cleavages planes filled with chalcopyrite and bornite. In mylonitic samples, molybdenite forms kinked stringers with marked variable extinction, the result of in-lath recrystallization.

            Magnetite occurs mainly as idiomorphic to sub-diomorphic grains, interstitial to silicate minerals or in fractures, or forms bands in mylonitic rocks.

            The gangue minerals are almandine, garnet, grunerite and tourmaline, reflecting the intense iron-metasomatism. Minor amounts of fayalite and hastingsite are pseudomorphed by grunerite and magnetite. Tourmaline, with a dominant schorlitic composition occurs as idiomorphic crystals preferentially oriented parallel to mylonitic foliation, in association with biotite, garnet and grunerite.

            Biotite sub-diomorphic crystals, commonly kinked, are associated with potassic alteration and spatially related to the copper-gold mineralization. In addition, uraninite and zircon inclusions may be locally abundant in biotite. Quartz shows undulose extinction, and is associated with biotite in ore samples or constitutes concordant veins within the host rocks.

            Hydrothermal alteration appears to be much more important than previously recognized. The spatial distribution of hydrothermal alteration in the Salobo deposit shows that areas affected by intense irons and potassic-metasomatism host most of the iron oxide copper-gold ore.

            In general, the massive magnetite associated with the mineralization is the core of the hydrothermal system and is surrounded by less intensely altered rocks. Within the massive magnetite body are small veins and irregular masses of secondary biotite. Garnet is completely replaced by magnetite, forming obvious pseudomorphs. Away from the massive magnetite, the magnetite gradually diminishes, giving way to biotite garnet schist and/or garnet grunerite schist. When not obscured by magnetite, biotite-garnet schist and garnet-grunerite schist are very distinctive and easily logged. Alkali-metasomatism is recognized in the amphibolite rocks of the Salobo deposit. It is expressed by weak sodium with intense superimposed potassium alteration (≤ 4.6wt% of K2O).

            Potassium–felsdpar, biotite and oligoclase are in the main alteration minerals. A significant increase in the FeO content (≤35 wt%) accompanied the potassium alteration in amphibolite and was marked by the replacement of calcic-amphibole (mostly magnesium-hornblende and hastingsite) by iron-magnesium amphibole (cummingtonite), and by formation of biotite and magnetite. The chemistry of the meta-graywackes at the deposit indicates that they also underwent significant iron and potassium alteration. Alteration assemblages are characterized by almandine, garnet, biotite and grunerite, subordinate tourmaline and minor magnetite. The richest ore zone, located in the central part of the deposit, corresponds to the most altered area.

Exploration

            The discovery of the Salobo copper deposit occurred during a systematic program of geochemical, geophysical and geological exploration in the Carajás region, initiated by CVRD/DOCEGEO in 1974.

            In 1977 a program of detailed geological and geochemical work explored magnetic anomalies existing in the basin of Igarapé Salobo (Salobo stream). Anomalies of up to 2,700 parts per million copper were detected in stream sediments collected from tributaries of Igarapé Salobo. These anomalies lead to the development of detailed work in the area, involving geological, geochemical and geophysical prospecting. In 1978, exploration revealed the presence of copper sulphides associated with magnetic schist and the first phase of several drilling programs was initiated.

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            The primary method employed in the exploration and evaluation of the Salobo deposit is diamond core drilling, details of which are presented below.

Drilling

            The geochemical and geophysical anomalies identified at Salobo were initially tested by nine exploratory drill holes by DOCEGEO in 1978, including a mineralized interval of 140 metres at 0.45 percent copper. A successive drilling campaign (the first of five major campaigns), to follow-up this promising mineralization, was conducted on a 400 metre by 200 metre drill grid, subsequently reduced to 200 metres by 200 metres and then to 200 metres by 100 metres. This initial campaign completed 65 diamond drill holes for 29,322 metres between March, 1978 and May, 1983.

            The second campaign (January, 1986 to June, 1987) was jointly undertaken by CVRD/GICOR that reduced the grid to 100 metres by 100 metres in the core of the deposit with further drilling undertaken in the southeast of the deposit from the adit (G-3). This phase completed 9,033 metres of diamond drilling from 60 drill holes.

            In 1993, and to accompany an economic feasibility study by SMSA, a third campaign was initiated. The primary objective was to investigate the best probable location in the deposit in which to commence mining and to optimize the first five years of production as well as investigate mineralized continuity at depth. Between July, 1993 and February, 1994 a total of 65 drill holes had been completed for 14,585 metres.

            In 1997, the fourth drilling campaign commenced, accounting for 25,491 metres from 88 holes.

            The fifth drilling campaign completed 190 drill holes for 66,243 metres in 2002 and a further 2,047 metres in 2003 that brought the grand total for the Salobo deposit to almost 147,000 metres of geological drilling.

            By the end of the campaigns in 2003, some areas were drilled a little more densely (50 metres by 50 metres), including the area around the adit.

            The surface drilling was initiated with a diameter of HQ and the minimum diameters were BX and BQ. The underground drilling was carried throughout with BX diameter. The drilling system used included the traditional and wireline methods. Down hole surveys were carried with the R-F DDI (reflex fotobor dip and direction pointer), Fotobor DDI and Maxbor units were used to prevent errors in azimuth readings due to the influence of natural magnetic properties within the rocks. Core recoveries of 80% in weathered rock and 90% in fresh rock were achieved by the drilling companies during the campaigns.

            The majority of the core recovered is NQ size (47.1 millimetres) with a lesser amount of (Imperial) BQ size (31.5 millimetres).

Sampling and Analysis

Sample Preparation

            Core is delivered by the drilling contractor to the core logging/storage area. After the core is photographed and logged, sample intervals are marked; the sample intervals average one metre in mineralized zones and two or four metres in barren zones. Sample lengths may vary depending on geological and lithological/structural criteria (geologic boundaries, lithological/mineralogical changes, faults and shear zones, etc). The core is cut by a diamond saw and one half is submitted for sample preparation and assaying while the other half is kept in the core storage facility for further reference.

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Sample Analysis

            Sample Receipt and Preparation

            Upon receipt of samples, the preparation laboratory personnel referenced (scanned) the bar code label attached to the sample bag. The weight of sample was electronically recorded together with information such as date, time, equipment used and operator name. The scanning process allowed for complete traceability of the sample through the entire laboratory process.

            Assay Methodology

            The samples (a 5 gram aliquot) were routinely analyzed for copper, silver and iron by atomic absorption spectrometry (“AAS”). Gold was determined by a lead collection fire assay/AAS technique on a 30 gram sample. In the early stages of the exploration program Pd, Pt, Ni, Mo, and U were also analyzed but later were excluded from the analytical package.

            Sample Security

            All drill core was brought from the drill site at the end of shift, and stored in a purpose built logging and storage facility. Core undergoes a standard logging procedure before being sawn at the adjacent diamond saw building. Mineralized sample boxes are returned to the storage facility where they are kept under lock and key. The core storage and logging facility is kept locked when unoccupied. Unshipped samples are also stored in a secure facility at the same location.

            Quality Assurance and Quality Control

            The QAQC program implemented for Salobo is complex due the implementation of different schemes of QA over a prolonged period of time.

            SGS Lakefield Research Ltd. (“Lakefield”) was used for the routine analysis of copper, gold and silver, while Acme analysed for Mo, U, F, S and C. The Gamik laboratory was used as a secondary laboratory to check the results obtained from the primary laboratory (Lakefield and/or Acme). Initially, SMSA allowed the laboratory the responsibility on the insertion of standards, blanks and duplicates samples. Consequently, in the absence of robust QAQC data, and in an attempt to validate the results related to campaigns before 2002, a total of 51,768 of the original 75,577 samples drilled prior to 2002 were re-assayed to corroborate the original results. The re-analysis considered pulps and coarse rejects materials when possible. However, they are not identified separately as repeats or duplicate in order to evaluate precision and sample preparation respectively. Based on the results obtained, Vale applied an adjustment factor to original sample grades.

            For the 2002 to 2003 samples, SMSA produced internal standards, but they were only available at the end of drilling program. Because of this, a special lot of 1,500 samples from the 2002 to 2003 drilling program were sent for reanalysis. A total of 76 aliquots were inserted in blind form for both standards B5B and B3E3C3 (Salobo CMR) of the project.

            The QC protocol at Salobo operations includes the following control samples:

  In-house standard reference materials inserted at about 2.5 percent frequency.
  Coarse preparation blanks inserted at approximately 2.5 percent frequency.
  Pulp duplicates carried out by the primary laboratory at about five percent frequency.
  External assay checks by the secondary laboratory on up to five percent of randomly selected original pulps analyzed previously by the primary laboratory.

Mineral Reserve and Mineral Resource Estimates

            See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (gold only, 50% attributable) for the Salobo mine as of December 31, 2014.

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Mining Operations

            The Mineral Reserve at the Salobo mine is being extracted using conventional open pit mining methods consisting of shovels, trucks and drills as the major mining equipment. Pre-stripping of the site has been completed and production ramped up to 12 million tonnes per year by 2014 and will eventually reach 24 million tonnes per year by 2016.

            The mine plan was generated based on the Proven and Probable Mineral Reserves contained in Vale’s 2013 resource model. Reserves are reported above a copper equivalent cut-off grade of 0.253 percent.

            The ultimate pit was subdivided into seven internal phases targeting the highest grade, lowest cost areas of the ultimate pit first. The Salobo mine life spans approximately 29 years ending in 2044. However, the process plant will continue operations, milling stockpile material, for another 21 years until 2065.

            Phasing of the open pit development and application of the cut-off grade strategy allows higher grade ore (above 1.00 percent copper) to be mined in the initial years of the operation. This is followed, from years 2025 to 2033, by the mining of progressively lower grade material averaging 0.48 percent copper. The copper grade improves again during the final phases of pit development, then decreases as production ramps down towards the processing the lower grade stockpile material.

            During mining, the ore placed on the stockpiles is classified according to the following grade categories:

  Medium grade ore:               0.60 to 0.85 percent copper equivalent
  Low grade ore:                      0.30 to 0.60 percent copper equivalent

Recovery Methods

            Mineral reserves at Salobo indicate total reserve grades of approximately 0.67 percent copper and 0.35 grams per tonne gold (after applying a 5% unplanned dilution factor, which was not applied to the 2013 reserve estimates). Copper occurs primarily as the minerals chalcocite, bornite and chalcopyrite. Gold values are predominantly associated with the copper sulphides. Average levels of magnetite and chlorite are five percent and ten percent respectively. Potential deleterious elements include fluorine at approximately 0.40 percent and uranium at approximately 16 parts per million.

            The main lithologies for hosting the copper sulphide mineralisation are magnetite schists (XMT) and biotite schists (BDX). In general, higher copper values are associated with the magnetite schists, containing greater than ten percent magnetite, with values typically greater than 0.6 percent copper. Biotite schists generally contain lower copper values, typically in the range of 0.2 percent-0.6 percent copper. Low grade ore is currently stockpiled.

            Phase I of the Salobo plant is designed to process 12 million tonnes per year of ore to produce approximately 100,000 tonnes of copper in a copper-gold concentrate annually. Production commenced in June, 2012. Phase II of the Salobo plant expansion involves doubling the throughput to 24 million tonnes per year with annualized copper in concentrate production rising to approximately 200,000 tonnes. Phase II is basically a mirror-image of Phase I, i.e. essentially two identical production lines. Production from Phase II started in June, 2014 and the line is currently ramping up to designed capacity.

            Currently, Phase I is designed to operate 365 days per year, 24 hours per day and at 78.5 percent availability to process an average 1,512 tonnes per hour. Phase II started operation in June, 2014 on the same design basis as Phase I.

            Overall, for the total reserve copper head grade of 0.67 percent copper, expected recovery was 83.9 percent, and for the total reserve gold head grade of 0.35 grams per tonne, expected recovery was 65.8 percent based on the project’s recovery head grade regression formulae. Target copper grades in concentrate are 35-42 percent copper with a typical value of 38 percent copper. Target gold grade in concentrate is 17 grams per tonne.

            There are three deleterious elements of potential concern in the copper concentrate, namely fluorine, chlorine and uranium. Of these, fluorine is the most significant. In general, smelters will tend to reject concentrates with high fluorine content due to problems in the smelter’s sulphuric acid plants. However, there are smelters that can accept high fluorine contents, although they are few in number. Vale has advised it has secured contracts with four smelters (in Poland, India, Sweden and Germany) which are able to accept concentrates with an anticipated average fluorine content of 1,800 parts per million and a maximum content of 4,000 parts per million.

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            Apart from the inclusion of high pressure grinding rolls (“HPGR”) for tertiary crushing ahead of ball milling, the circuit is very conventional to the copper industry. The use of conventional semi-autogenous grinding (“SAG”) milling is generally considered within Vale’s operating philosophy but the reasons for the design and selection of the HPGR/Ball Milling circuit are sound and were due mainly to the high magnetite (and copper) content of critical size pebbles that would have been removed with the magnet protecting the pebble crusher and therefore requiring additional processing and the expected variability in ore hardness that would cause variability in SAG mill throughput in a typical SAG mill, ball mill, pebble crusher circuit.

            Run-of-mine ore at 2.5 metres top size is hauled in 240-tonne trucks and crushed in a 60 in x 89 in primary gyratory crusher to a product 80 percent passing 152 millimetres. The dump pocket volume capacity is equivalent to the volume of 2.5 trucks. Primary crushed ore is conveyed to a crushed ore stockpile which has a live capacity of approximately 24,800 t and a total capacity of 73,400 tonnes. Coarse ore stockpile reclaim feeders are used to feed onto the primary screen feed conveyor which feeds two operating double-deck vibrating screens. Screen oversize is crushed in two MP-1000 cone crushers (746 kilowatt motors) in a standard closed circuit. The nominal throughput for each crusher is 1,198 tonnes per hour.

            Secondary crushed product is then conveyed to the secondary crushed ore stockpile feeding the HPGR units. This stockpile has a total capacity of approximately 171,000 tonnes and a live capacity of about 58,400 tonnes.

            Four operating reclaim feeders are then used to reclaim the crushed ore and deliver it to the HPGR circuit via the stockpile reclaim conveyor and silo feed conveyor, equipped with a shuttle head. This delivers ore into one of two concrete silos, providing approximately 20 minutes nominal capacity. A reversible feed belt conveyor and feed belt feeders then feed each of the two HPGR units.

            Each HPGR unit has a drum 2.0 metres diameter by 1.5 metres wide. The maximum feed size is 55 millimetres and the product is 80 percent passing 17 millimetres. The crushed HPGR product is discharged as a compressed cake and, via the product collection conveyor, is then screened at eight millimetres aperture and broken up with high pressure water sprays. There are a total of four operating screens. The screen undersize, at 80 percent passing six millimetres, discharges directly into a Ball Mill discharge sump. The screen oversize is recirculated back via the screen oversize collection conveyor to the silo feed conveyor and further HPGR crushing.

            Slurry in the Ball Mill discharge sump is pumped to hydrocyclones. Hydrocyclone underflow is fed by gravity to an overflow Ball Mill (7.9 metres diameter x 12.2 metres long) equipped with a 17 MW gearless motor. There are two Ball Mills operating in closed circuit, each with a hydrocyclone cluster, i.e., two production lines. Ball Mill discharge feeds into the discharge sump for recirculation to the hydrocyclones. The design grind is 80 percent passing 105 microns. Hydrocyclone overflow advances to the copper flotation circuit at approximately 42 percent solids by weight. The Ball Mills are designed to operate at a 30-35 percent ball charge using 76 millimetres diameter steel balls and with a recirculating load of approximately 300 percent.

            The flotation circuit is of conventional design. Rougher 1 flotation is carried out in two lines (one for each Ball Mill) using two cells, one for each line. The cells are mechanically agitated Outotec cells of 200 cubic metre capacity. The rougher 1 concentrate advances to the cleaner circuit. The rougher 1 flotation tailings advances to the rougher 2 (scavenger) circuit consisting of two lines, each line containing six mechanically agitated 200 cubic metre cells.

            Rougher scavenger (rougher 2) tailings gravitate to the TSF. Rougher 2 (scavenger) concentrate advances to the regrind circuit.

            Rougher 1 concentrate advances to the cleaner circuit which is divided into cleaner 1, 2 and 3 circuits. Cleaner 1 circuit consists of eight column cells, each six metre diameter x 14 metres height, arranged in two lines of four cells each. The concentrate from the cleaner 1 circuit advances to the cleaner 2 circuit, consisting of four cells, in two lines of two cells each, each column 4.3 metre diameter x 14 metres height. Concentrate from the cleaner 2 circuit advances to the cleaner 3 circuit, consisting of two cells, in two lines of one cell each, each column 4.3 metre diameter x 14 metres height. Cleaner 3 tailings recirculates back to the feed of cleaner 2 and cleaner 2 tailings recirculates back to the feed of cleaner 1.

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            Cleaner 3 concentrate (final concentrate) advances to the concentrate dewatering circuit.

            Cleaner 1 tailings advances to the cleaner-scavenger circuit which consists of ten 200 cubic metres mechanically agitated cells, arranged in two lines of five cells each. Cleaner-scavenger tailings reports to the final tailings with the rougher scavenger tailings.

            Cleaner-scavenger concentrate is reground in the regrind circuit together with the rougher 2 (scavenger) concentrate. The regrind circuit consists of four parallel tower mills fitted with 1,120 kilowatt motors and operated in closed circuit (one cluster per mill) with hydrocyclones. The product of the regrinding process is nominally 80 percent passing 21 to 23 microns and advances to the cleaner 1 circuit.

            The final concentrate dewatering circuit consists of a 15 metre diameter, high-capacity thickener, producing a pulp at 60 percent solids. The slurry is then transferred into a 1,360 cubic metre stock tank and cyclically pumped into two horizontal frame pressure filters. The filtrate solution returns to the thickener and thickener overflow is pumped to the plant process water tank.

            The filtered concentrate has a residual moisture content of about 9.5 percent. It is stockpiled below the filters in a covered concentrate storage area.

            Concentrate is reclaimed by front-end loader and loaded into trucks. Each loader bucket (approximately seven tonnes) is sampled and a composite, representative sample for about 125 tonnes of concentrate is taken for assay. The copper concentrate is weighed in the trucks using a static scale and delivered to a rail spur storage area, 85 kilometres away at the town of Parauapebas. The warehouse can hold 16 kilotonnes of concentrate which is reclaimed by front-end loader and loaded into railcars carrying it to the port of Itaqui, in São Luís, about 870 kilometres from Parauapebas. Further sampling is carried out here.

            Flotation reagents used include potassium amyl xanthate and sodium dithiophosphate as primary and secondary collectors respectively, poliglycolic alcohol and methyl isobutyl carbinol as frothers, quicklime for pH modification and sodium sulphide for oxidized or easily oxidized copper minerals, e.g. bornite.

            The combined flotation circuit tailings (rougher and cleaner–scavenger tailings) flow by gravity from the plant to the tailings deposition area, located directly north of the processing plant. Tailings are dumped from a single-point discharge and create a beach on the south side of the dam. Over the mine life, several phases of dam raising with mine waste will be required to provide the required storage volume. Vertical pumps installed on pontoons pump recycled tailings dam water back to the process plant, accounting for approximately 95 percent of the total process water requirements.

Production Information

            The following table summarizes 2013 and 2014 gold production (100% basis) from the Salobo mine:

	Units	2013	2014
Tonnage	(tonne)	7,366,344	12,474,211
Gold Grade	(g/t)	0.76	0.62
Gold Recovery	(%)	65%	64%
Produced Gold	(oz)	116,590	160,231
Payable Gold	(oz)	111,270	152,017

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DIVIDENDS

            In November 2011, the Company announced that it had adopted a dividend policy that linked quarterly dividend payments to operating cash flows in the prior quarter, such that the quarterly dividend per Common Share was to be equal to 20% of the cash generated by operating activities in the previous quarter divided by the Company’s then outstanding Common Shares, all rounded to the nearest cent.

            A quarterly dividend of $0.09 per share was paid to shareholders for each of the first two quarters of 2012. A third quarterly dividend of $0.10 per share was paid to the holders of record of the Common Shares as of the close of business on August 30, 2012. A fourth quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on November 21, 2012. The total of dividends paid during 2012 was $0.35 per Common Share.

            On May 10, 2013, the Company announced that it had amended its dividend policy so that the quarterly dividend per Common Share was to be equal to 20% of the average cash generated by operating activities in the previous four quarters divided by the then outstanding number of Common Shares, all rounded to the nearest cent. The declaration, timing, amount and payment of dividends remains at the discretion of the Company’s board of directors and will depend on the Company’s cash requirements, future prospects and other factors deemed relevant by the board of directors.

            A quarterly dividend of $0.14 per share was paid to shareholders for the first quarter of 2013. In order to reflect the amendment to the Company’s dividend policy, and as a transitionary measure, the second quarterly dividend paid to shareholders of $0.12 per share was calculated using the average cash generated by operating activities for the trailing two quarters (fourth quarter of 2012 and first quarter of 2013). A third quarterly dividend of $0.10 per share was paid to holders of record of the Common Shares as of the close of business on August 30, 2013 and was calculated using the average cash generated by operating activities for the trailing three quarters (fourth quarter 2012, first quarter 2013 and second quarter 2013). A fourth quarterly dividend of $0.09 per share was paid to holders of record of the Common Shares as of the close of business on November 27, 2013. The total of dividends paid during 2013 was $0.45 per Common Share.

            A quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on April 15, 2014 for the first quarter of 2014. A second quarterly dividend of $0.07 per share was paid to holders of record of the Common Shares as of the close of business on May 20, 2014. A third quarterly dividend of $0.06 per share was paid to holders of record of the Common Shares as of the close of business on August 27, 2014. A fourth quarterly dividend of $0.06 per share was paid to holders of record of the Common Shares as of the close of business on November 26, 2014. The total of dividends paid during 2014 was $0.26 per Common Share.

            Effective March 20, 2014, the Company adopted a Dividend Reinvestment Plan. The Dividend Reinvestment Plan was effective commencing with the second quarterly dividend of 2014. A total of 646,618 common shares were issued under the Dividend Reinvestment Plan during 2014.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

            The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 27, 2015, 403,903,965 Common Shares and no Preference Shares are issued and outstanding.

            The Company has issued common share purchase warrants to Vale (the “Vale Warrants”), which are exercisable to acquire one Common Share at a price of $65.00 until February 28, 2023. The exercise price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances. No fractional Common Shares will be issuable upon the exercise of any Vale Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Vale Warrants will not have any voting rights or any other rights which a holder of Common Shares would have. The Vale Warrants are authorized to be issued under a warrant indenture entered into between the Company and Canadian Stock Transfer Company dated February 28, 2013. As of March 27, 2015, 10,000,000 Vale Warrants were issued and outstanding.

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Common Shares

            Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. In 2014, the Company adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Act. The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company.

            Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Company provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

            The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company’s Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

TRADING PRICE AND VOLUME

Common Shares

            The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2014	25.07	22.09	27,096,537
February 2014	28.79	23.92	26,300,816
March 2014	29.63	24.79	26,130,256
April 2014	25.50	24.01	20,493,585
May 2014	24.81	22.00	16,264,540
June 2014	28.08	22.38	24,943,021
July 2014	29.28	27.53	27,940,645
August 2014	29.65	26.62	20,416,462
September 2014	26.65	22.34	26,003,372
October 2014	22.84	19.59	33,389,985
November 2014	24.66	19.43	37,194,979
December 2014	24.98	21.95	38,287,552

            The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2014 was C$23.63 and on March 27, 2015 was C$24.72.

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DIRECTORS AND OFFICERS

            The following table sets forth the name, province/state and country of residence, position(s) held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company as of the date of this annual information form.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

Douglas M. Holtby British Columbia, Canada	Chairman of the Board and Director since April 2006 (4)	Corporate Director

Lawrence I. Bell (2)(3) British Columbia, Canada	Director since April 2006 (4)	Corporate Director

George L. Brack (1)(2) British Columbia, Canada	Director since November 2009 (4)	Corporate Director

John A. Brough (1)(3) Ontario, Canada	Director since October 2004 (4)	Corporate Director

R. Peter Gillin (1)(2) Ontario, Canada	Director since October 2004 (4)	Corporate Director

Chantal Gosselin(3) Ontario, Canada	Director since November 2013 (4)	Corporate Director

Eduardo Luna (2) Mexico City, Mexico	Director since December 2004 (4)	Corporate Director

Wade D. Nesmith (1)(3) British Columbia, Canada	Director since October 2004 (4)	Corporate Director

Randy V. J. Smallwood British Columbia, Canada	President, Chief Executive Officer and Director Director since May 2011 (4)	President and Chief Executive Officer of Silver Wheaton

Gary D. Brown British Columbia, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Silver Wheaton

Curt D. Bernardi British Columbia, Canada	Senior Vice President, Legal and Corporate Secretary	Senior Vice President, Legal and Corporate Secretary of Silver Wheaton

Haytham H. Hodaly British Columbia, Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of Silver Wheaton

Patrick E. Drouin British Columbia, Canada	Senior Vice President, Investor Relations	Senior Vice President, Investor Relations of Silver Wheaton
_________________________________
(1)	Member of the Audit Committee. Mr. John A. Brough is the Chairman of the Audit Committee.
(2)	Member of the Human Resources Committee. Mr. R. Peter Gillin is the Chairman of the Human Resources Committee.
(3)	Member of the Governance and Nominating Committee. Mr. Lawrence I. Bell is the Chairman of the Governance and Nominating Committee.
(4)

Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed. Ms. Gosselin was appointed to the Board November 8, 2013 and did not serve on any committees in 2013.

            The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

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            Douglas M. Holtby – Chairman of the Board and Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp, a director of BC Cancer Foundation and President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

            Lawrence I. Bell – Director. Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Mr. Bell was a director of Goldcorp from 2005 until May 2013 and a director of Matrix Asset Management Inc. from 2010 until April 2014. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honorary Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University, is a Fellow of the Institute of Corporate Directors and holds the Order of British Columbia.

            George L. Brack – Director. Mr. Brack is the Chairman of Capstone, Alexco and Geologix Explorations Inc. and serves as a director of Newstrike Capital Inc. and Timmins Gold Corp. Mr. Brack’s 30-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Until January 2009, Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., was Vice President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom’s Corporate Development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

            John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation, and a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Ontario and Canadian Institutes of Chartered Accountants.

            R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, from December 2005 to September 2012, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin was appointed a director of Sherritt International Corporation January 1, 2010 and Dundee Precious Metals Inc. in December 2009. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer, and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D. from the Institute of Corporate Directors.

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            Chantal Gosselin – Director. Ms. Gosselin brings over 22 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets and held positions as a mining analyst with Haywood Securities Inc. and Dundee Securities Corporation. Between 1992 and 2000, she held various mine site management positions throughout the Americas with Blackhawk Mining Inc. and Pan American Silver Corporation and within Canada with Dynatec Mining Corporation and Aur Resources Inc. Ms. Gosselin received her Bachelor of Science Mine Engineering degree from Laval University and completed a Master in Business and Administration at Concordia University. She also completed the Chartered Investment Manager designation. She currently serves as a director and a member of the audit, corporate governance and technical committees of Capstone as well as a director and member of the audit committee of Windiga Energy, a private alternative energy company.

            Eduardo Luna – Director. Mr. Luna is currently Director, President and CEO of Rochester Resources Ltd., Advisor and Director of Primero and advisor of Mercator Minerals Ltd. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and as a board member of the Mineral Resources Council in Mexico.

            Wade D. Nesmith – Director. Mr. Nesmith is currently Chairman of Primero and from 2004 to 2009 was associate counsel with Lang Michener LLP (now McMillan LLP), a law firm where he previously practiced as a partner from 1993 to 1998. Mr. Nesmith has served on the boards of, among others, Polymer Group, Inc., Broadpoint Securites, Inc., and Westport Innovations, where he was also a senior officer of the Company. He also served as the Executive Director (then Superintendent of Brokers) for the British Columbia Securities Commission from 1989 to 1992. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

            Randy V. J. Smallwood – President, Chief Executive Officer and Director. Mr. Smallwood holds a geological engineering degree from the University of British Columbia, and is one of the founding members of Silver Wheaton. In 2007, he joined Silver Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Silver Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Silver Wheaton.

            Gary D. Brown – Senior Vice President and Chief Financial Officer. Mr. Brown is currently the Senior Vice President and Chief Financial Officer of Silver Wheaton having joined the Company in June 2008. Prior to Silver Wheaton, he was the Chief Financial Officer of TIR Systems Ltd. from September 2005 to July 2007. He has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings almost 22 years of experience as a finance professional and holds professional designations as a Chartered Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo. Mr. Brown has also been a director of Redzone Resources Ltd. since 2011.

            Curt D. Bernardi – Senior Vice President, Legal and Corporate Secretary. Mr. Bernardi joined the Company in 2008 and has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

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            Haytham H. Hodaly– Senior Vice President, Corporate Development. Mr. Hodaly joined Silver Wheaton in 2012, bringing with him over 17 years of experience in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. In this role, he was responsible for providing, to a wide range of institutional clients around the globe, up-to-date and insightful research coverage of North American-listed precious metals companies. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. During his tenure, he helped to establish Salman Partners Inc. as a leading independent, resource-focused and research-driven investment dealer. Mr. Hodaly is an engineer with a B.A.Sc. in Mining and Mineral Processing Engineering and a Masters of Engineering, specializing in Mineral Economics.

            Patrick E. Drouin – Senior Vice President, Investor Relations. Mr. Drouin joined the Company in 2012, bringing with him 11 years of experience in the financial industry. He worked for UBS Securities from 2007 to 2012 in institutional equity sales across North America and in Europe, most recently in London as Head of European Sales for UBS Canada. In this role, Mr. Drouin built a sales platform responsible for advising fund managers on Canadian equities. He was also a member of the UBS Canadian Executive Committee, which oversaw strategic decisions for the Canadian business. Prior to this, Mr. Drouin worked in both Toronto and San Francisco for UBS Canada, advising the largest US institutional investors on Canadian equities. Throughout his advisory career, he has focused on the resource sector. Prior to UBS, he served as a Project Geologist in the San Francisco Bay Area for William Lettis & Associates. Mr. Drouin has an MBA from the Rotman School of Management, University of Toronto, and a Masters in Geology from the University of Memphis.

            As at December 31, 2014, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 639,849 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

            To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than: (a) Mr. Brough who is a director of Kinross Gold Corporation (“Kinross”), which was subject to a management cease trade order issued by the Ontario Securities Commission in April 2005 against the directors and officers of Kinross in connection with Kinross’s failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill. The management cease trade order was lifted in February 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’s accounting treatment for goodwill; and (b) Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010.

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            To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than: (a) Mr. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005; and (b) Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera from October 2003 to December 2008, a company that filed for protection under the CCAA with the Ontario Superior Court of Justice on January 16, 2008. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect.

            To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

            To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

            To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Management and Others in Material Transactions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

            Other than as described below and elsewhere in this annual information form, since January 1, 2012, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

            The transfer agent and registrar for the Common Shares is CST Trust Company (“CST”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

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MATERIAL CONTRACTS

            The only material contracts entered into by the Company as of the date of this annual information form or before such time that are still in effect, other than in the ordinary course of business, is the Amended Revolving Facility dated as of February 27, 2015, between the Company and the lenders. Such contract is available on SEDAR at www.sedar.com under the Company’s profile.

INTERESTS OF EXPERTS

            The scientific and technical information for the Company’s mineral projects on a property material to the Company contained in this annual information form, other than for the Salobo mine, was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito mine – Goldcorp’s MD&A and Goldcorp’s annual information form filed on March 17, 2015;
b.	San Dimas mine – Primero’s MD&A and Primero’s annual information form filed on March 31, 2015; and
c.	Pascua-Lama project – Barrick’s MD&A and Barrick’s annual information form filed on March 27, 2015.

            A summary of the information sourced from the annual information forms of each of Primero, Goldcorp and Barrick is contained in this annual information form under “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — San Dimas Mine, Mexico,” “— Peñasquito Mine, Mexico,” “— Pascua-Lama Project, Border of Chile and Argentina”, respectively. A summary of the information sourced from the  management’s discussion and analysis for each of Primero, Goldcorp and Barrick, as the case may be, is contained in this annual information form under “General Development of the Business” and “Description of the Business”. Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, and Samuel Mah, M.A.Sc., P.Eng., Senior Director, Project Evaluations, are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the San Dimas mine, the Peñasquito mine and the Pascua-Lama project contained in this annual information form.

            Christopher Jacobs, CEng MIMMM, Vice President and Mining Economist, Micon International Ltd., James Turner, CEng MIMMM, Senior Mineral Process Engineer, Micon International Ltd., Barnard Foo, P. Eng., M. Eng., MBA, Senior Mining Engineer, Micon International Ltd. and Jason Ché Osmond, FGS, C.Geol, EurGeol, Senior Geologist, Micon International Ltd. prepared the Salobo Report and have reviewed and approved the disclosure concerning the Salobo mine contained in this annual information form, which for greater certainty includes disclosure regarding forecasted production from the Salobo mine attributable to Silver Wheaton. A copy of the Salobo Report is available under Silver Wheaton’s profile on SEDAR at www.sedar.com and on EDGAR at (www.sec.gov) and a summary of the Salobo Report is contained in this annual information form under the heading “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil”.

            The aforementioned firms or persons held no securities of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates, other than Neil Burns and Samuel Mah, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Neil Burns and Samuel Mah who are employees of the Company.

            Deloitte LLP is the Independent Registered Public Accounting Firm of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

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AUDIT COMMITTEE

            The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company. The committee also has oversight responsibility for significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken.

            The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A”.

            The current members of the Company’s Audit Committee are John A. Brough (Chairman), George L. Brack, R. Peter Gillin and Wade D. Nesmith. Each of Messrs. Brough, Brack, Gillin and Nesmith are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

            The Audit Committee met four times in 2014. Each of Messrs. Brough, Gillin, Brack and Nesmith were present at all four meetings.

Relevant Education and Experience

            See “Directors and Officers” for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

            The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

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External Auditor Service Fees

            Deloitte LLP, Independent Registered Public Accounting Firm, were the auditors of the Company in 2013. Fees billed by Deloitte LLP in respect of services in 2013 and 2014 are detailed below:

	2013 (1) ($)	2014 (1) ($)
Audit Fees (2)	587,008	566,583
Audit-Related Fees (3)	121,225	120,809
Tax Fees (4)	77,096	109,784
All Other Fees (5)	30,754	61,938
TOTAL	816,083	859,114
______________________
(1)

Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.862 for the financial year ended December 31, 2014 and at the exchange rate of C$1.00 = US$0.9402 for the financial year ended December 31, 2013.

(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees were paid for translation services rendered by the auditors in connection with the audit of the Company’s annual financial statements.
(4)	Tax fees were paid for tax compliance and advisory services.
(5)	Other Fees were paid for Canadian Public Accountability Board fees, preparation of tax returns for VAT tax and the Barbados subsidiary and accounting advisory services.

ADDITIONAL INFORMATION

            Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 21, 2015 which will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2014.

SILVER WHEATON 2014 ANNUAL INFORMATION FORM [78]

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

	B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

	D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, tax, ethical and regulatory requirements;

	F.	preparing Audit Committee report(s) as required by applicable regulators; and

	G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

	A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in Tab A-6, Board Guidelines.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines (Tab A-8, Appendix), and will satisfy such other applicable criteria for independence as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix I, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix I, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix I, and will satisfy such other applicable criteria for financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditor of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least quarterly with management and the independent auditor in in-camera sessions, and as determined in the discretion of the Committee with the head of internal audit, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.

D.	Documents/Reports Review

i)

Review with management and the independent auditor, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any other financial information to be publicly disclosed including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles methods on the financial statements.

	iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

	v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Review and approve the independent auditor’s audit plan and engagement letter and discuss and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach.

	iii)	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iv)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

v)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the independent auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the independent auditor to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

x)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)

Arrange for the independent auditor to be available to the Committee and the full Board as needed. Ensure that the auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xii)	Oversee the work of the independent auditor undertaken for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the independent auditor is prohibited from providing the following non-audit services and determining which other non-audit services the independent auditor is prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in- kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the independent auditor, in accordance with applicable legislation.

F.	Internal Auditor

	i)	Review the effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor;

	ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk;

	iii)	Periodically review:

a)	progress on the internal audit plan, including any significant changes to it;

b)	significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting;

c)	any significant internal fraud issues; and

iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.

G.	Financial Reporting Processes

i)

Periodically review the adequacy and effectiveness of the company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

iii)

Consider the independent auditor’s judgments about the quality, appropriateness and acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iv)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

i)

Discuss with the independent auditor (i) the auditor’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

	ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

	iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

	iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

J.	Risk Management

i)

Make inquiries of management and the independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

	ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

	iii)	Review management’s program of risk assessment and steps taken to manage these risks and exposures, including insurance coverage.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee shall comply with the requirements set out in the Board Guidelines relating to the engagement of outside advisors.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed.

v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings.

vi)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vii)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.	ACCOUNTABILITY

	A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

	B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

	C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

V.	COMMITTEE TIMETABLE

The timetable on the following pages outlines the Committee’s schedule of activities during the year.

		Q1	Q2	Q3	Q4
A.	Create agenda for ensuing year.	X
B.	Review and update Committee Charter	X
C.	Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.	X
D.	Documents/Reports Review
i)	Review with management and independent auditor, interim and annual financial statements, MD&A, earnings releases and any other financial information to be publicly disclosed and recommend approval to Board	X	X	X	X
ii)	Review analyses prepared by management and/or independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements	X	X	X	X
iii)	Review effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements	X	X	X	X
iv)	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, and review results of procedures performed in these areas by the independent auditor	X
v)	Review Board Chair & CEO expenses	X

		Q1	Q2	Q3	Q4
vi)	Ensure adequate procedures are in place to review disclosure of financial information extracted or derived from financial statements, and review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess adequacy of those procedures	X	X	X	X

E.	Independent Auditor

i)	Recommend independent auditor to Board and consider independence and effectiveness and approve compensation for independent auditor			X

ii)	Review and approve the independent auditor’s audit plan and engagement letter and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach				X

iii)	Monitor relationship between management and independent auditor	X	X	X	X

iv)	Review and discuss with independent auditor all significant relationships they have with the Company to determine their independence, and report to Board	X	X	X	X
As Required
v)	Review and approve requests for non-audit services to be performed by independent auditor & be advised of any study undertaken at request of management beyond scope of audit engagement letter and related fees

vi)	Ensure disclosure of any specific policies or procedures adopted to satisfy pre-approval requirements for non-audit services by independent auditor	X

		Q1	Q2	Q3	Q4

vii)	Review relationship of non-audit fees to audit fees paid to independent auditor	X	X	X	X

viii)	Ensure audit and non-audit fees are disclosed by category	X	X	X	X

ix)	Review independent auditor performance and approve any proposed discharge and replacement of independent auditor. Consider with management and independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor	X	X	X	X

x)	Consult with independent auditor out of presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements	X	X	X	X

xi)	Arrange for independent auditor to be available to the Committee and Board. Ensure independent auditors report directly to the Committee and are made accountable to the Board and the Committee	X	X	X	X

xii)	Oversee independent auditor	X	X	X	X

xiii)	Ensure independent auditor is prohibited from providing certain non-audit services	X	X	X	X

F.	Internal Auditor

i)	Review effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor	X

		Q1	Q2	Q3	Q4
ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk			X

iii)	Periodically review:

	a) progress on the internal audit plan, including any significant changes to it;	X	X	X	X

	b) significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting; and	X

	c) any significant internal fraud issues	X	X	X	X

iv)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.	X	X	X	X

G.	Financial Reporting Processes
i)	Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls	X

		Q1	Q2	Q3	Q4
ii)	Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.	X

iii)	Consider independent auditor’s judgments about quality, appropriateness and acceptability of accounting principles and financial disclosure practices	X	X	X	X

iv)	Consider and approve any major changes to accounting principles and practices	X	X	X	X

H.	Process Improvement

i)	Discuss with independent auditor (i) auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality- control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding 5 years, respecting independent audits carried out by auditors and steps taken to deal with such issues	X

ii)	Review and approve hiring policies for employees or former employees of the past and present independent auditors	As Required

iii)	Establish reporting system for management and independent auditor regarding significant judgments made in management’s preparation of financial statements	X	X	X	X

iv)	Review scope and plans of independent auditor's audit and reviews			X

		Q1	Q2	Q3	Q4
v)	Review with management and independent auditor significant changes to planned procedures, difficulties encountered during course of audit and reviews, and cooperation received by independent auditor during course of audit and reviews	X	X	X	X

vi)	Review significant disagreements among management and independent auditor connected with financial statement preparation	X	X	X	X

vii)	Ensure course of action for resolving significant unsettled issues	X	X	X	X

viii)	Review with independent auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices have been implemented	X

ix)	Review activities, organizational structure, and qualifications of CFO and financial reporting staff and ensure matters related to succession planning are raised with Board	X

I.	Ethical and Legal Compliance

i)	Review management’s monitoring system for ensuring financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements	X	X	X	X
ii)	Review with counsel, legal and regulatory compliance matters and matters that could have significant impact on financial statements	X	X	X	X
iii)	Review implementation of compliance with SOX and OSC requirements	X	X	X	X

		Q1	Q2	Q3	Q4

iv)	Ensure CEO and CFO certify annual and interim financial statements and interim and annual MD&A	X	X	X	X

J.	Risk Management

i)	Inquire of management and independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk	X	X	X	X

ii)	Ensure disclosure of process followed by Board and committees for oversight of management of principal business risks, is complete and fairly presented	X

iii)	Review management’s risk assessment program and steps taken to manage risks and exposures	X	X	X	X

K.	General	As Required

i)	Conduct or authorize investigations into matters within the Committee’s scope of responsibilities

		Q1	Q2	Q3	Q4
ii)	With the approval of the Board Chair and in consultation with the CEO where reasonably practical, each committee has the authority and responsibility to engage, set the terms of, compensate and oversee any outside advisor that it determines to be necessary to permit it to carry out its duties. In considering the selection of any outside advisor, the applicable committee shall conduct an independence assessment of such advisor, having regard to, among other matters, (A) the provision of other services provided by the advisor to the Company, (B) the amount of fees received by the advisor from the Company as a percentage of total revenue of the advisor, (C) policies of the advisor designed to prevent conflicts of interest, (D) any business or personal relationship of the advisor with a member of the committee, Board or executives of the Company, (E) any shares or securities of the Company by the advisor, and (F) any business or personal relationship of the advisor with an executive officer of the Company.	As Required
iii)	Acquire funding from the Company to pay for ordinary administrative expenses	As Required
iv)	Establish procedures for receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and for anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed	X	X	X	X

		Q1	Q2	Q3	Q4
v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings	As Required
vi)	Ensure disclosure in AIF if any possible exemptions for Audit Committees have been used	X
vii)	Assess adequacy of these terms of reference and recommend to Board	X
viii)	Conduct annual self-evaluation and report to Board	X

APPENDIX ONE TO SCHEDULE “A”

SILVER WHEATON CORP. AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Item	CSA*	NYSE**
Ensure that the CEO’s Terms of Reference include responsibility to make annual and interim written affirmations regarding the Audit Committee, and ensure that such written affirmations are submitted as required.		X
Disclose the text of the Audit Committee’s charter.	X
Disclose names of committee members and state whether or not each is (i) independent and (ii) financially literate. Describe each member’s education and experience relevant to responsibilities.	X
Disclosure whether, at any time since the commencement of most recently completed financial year, the Company has relied on any possible exemptions for Audit Committees.	X
If, at any time since the commencement of the issuer’s most recently completed financial year, a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the board of directors, state that fact and why.	X
Disclose by category how much the auditor is paid for consulting and other services.	X
Disclose any specific policies or procedures adopted by the Audit Committee for pre-approval of non-audit services by the external auditor.	X
Prepare and disclose any Audit Committee reports required by applicable regulators.	X